     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 1998

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                                 ALRENCO, INC.
             (Exact name of registrant as specified in its charter)

             INDIANA                               7359                              35-1480655
 (State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer Identification
  incorporation or organization)        Classification Code Number)                     No.)

                            714 E. KIMBROUGH STREET
                             MESQUITE, TEXAS 75149
                                 (972) 288-9327
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ------------------------------------

                              BILLY W. WHITE, SR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ALRENCO, INC.
                            714 E. KIMBROUGH STREET
                             MESQUITE, TEXAS 75149
                                 (972) 288-9327
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                   COPIES TO:

                              JOHN D. CAPERS, JR.
                                KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600
                      ------------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time following the effectiveness of this Registration Statement.

     If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 ------------------------.

     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          ------------------------.

                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM
             TITLE OF EACH CLASS                  AMOUNT TO BE         OFFERING PRICE           AGGREGATE           AMOUNT OF
       OF SECURITIES TO BE REGISTERED              REGISTERED          PER SHARE (1)        OFFERING PRICE (1)   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common stock, no par value...................       5,000,000             $15.0625             $75,312,500          $22,217.19
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) based upon the average of the high and low reported prices of the Registrant's Common Stock on the Nasdaq National Market on March 5, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective as of such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                            ------------------------

                                   PROSPECTUS

                                5,000,000 SHARES

                                 ALRENCO, INC.

                                  COMMON STOCK
                            ------------------------

     This prospectus (the "Prospectus") relates to the issuance of 5,000,000 shares of common stock, no par value ("Common Stock"), of Alrenco, Inc., an Indiana corporation ("Alrenco" or the "Company"), which may be offered by the Company from time to time in connection with acquisitions of other businesses or properties ("Acquisitions"). The consideration for such Acquisitions will consist of shares of Common Stock, cash, notes or other evidences of indebtedness, guarantees, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners, controlling persons or management of the businesses or properties to be acquired. In addition, the Company may lease property from and enter into employment or consulting agreements and noncompetition agreements with the former owners and key employees of the businesses to be acquired.

     The terms of an Acquisition will be determined through arms' length negotiations between the Company and the owners, controlling person or management of the businesses or properties to be acquired. Factors to be taken into account in the Acquisitions include, but are not limited to, the quality and reputation of the business, its management, earning power, cash flow, growth potential, markets and markets under development, licenses, locations of the business to be acquired and the market value of the Common Stock. It is anticipated that the Common Stock issued in an Acquisition will be valued at a price reasonably related to the market value of shares of Common Stock either at the time the terms of the Acquisition are tentatively agreed upon or at about the time of the closing of such Acquisition.

     It is not expected that underwriting discounts or commissions will be paid by the Company in connection with the offering or issuance of the shares of Common Stock covered by this Prospectus.

     Alrenco Common Stock is quoted on the Nasdaq National Market under the Symbol "RNCO". On March 5, 1998, the last reported sales price per share on the Nasdaq National Market was $15.06.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is March 6, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected at the Public Reference Section of the Commission's principal office, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such material, as well as the Registration Statement, may be accessed electronically through the Commission's site on the World Wide Web. The Commission's Internet address is http://www.sec.gov.

     The Common Stock is listed on the Nasdaq National Market System. Reports, proxy statements and other information about the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are incorporated by reference into this Prospectus:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed on March 31, 1997;

          (ii) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997; June 30, 1997; and September 30, 1997 filed on May 14, 1997; August 12, 1997; and November 14, 1997(as amended by Form 10-Q/A filed on January 9, 1998), respectively;

          (iii) The Company's Current Reports on Form 8-K filed on January 15, 1997 (as amended by Form 8-K/A filed with the Commission on March 14,
     1997); August 8, 1997; October 9, 1997; February 10, 1998; and March 5,
     1998;

          (iv) The description of the Common Stock in the Company's Registration Statement on Form 8-A filed on January 9, 1996; and

          (v) The financial statements of (i) RTO, Inc. for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 (unaudited), (ii) Action TV and Appliance Rental, Inc. for the years ended December 31, 1994 and 1995 and for the seven months ended July 31, 1996, and (iii) B&L Concepts, Inc. for the years ended December 23, 1995

                                       (i)
     and December 28, 1996, each contained in the Company's Registration Statement on Form S-4 (File No. 333-44451) filed on January 16, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     No person is authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of securities pursuant to this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE, UPON REQUEST FROM PATRICIA DISBROW, ALRENCO, INC., 714 E. KIMBROUGH STREET, MESQUITE, TEXAS 75149; TELEPHONE NUMBER (972) 288-9327. IN ORDER TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE FIVE (5) BUSINESS DAYS BEFORE FINAL ACTION IS TO BE TAKEN WITH RESPECT TO A PROPOSED ACQUISITION INVOLVING THE ISSUANCE OF SECURITIES COVERED BY THIS PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this Prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, growth strategies, business prospects, industry trends and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements in certain circumstances. The following discussion is intended to identify the forward-looking statements and certain factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

     Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. Readers are cautioned that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may affect the Company's operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following: general economic and business conditions; changes in the competitive environment within the rental-purchase industry; the ability of the Company to integrate its operations following the consummation of the merger (the "RTO Merger") between the Company and RTO, Inc. ("RTO") in February 1998; the ability to integrate and manage future acquired businesses; the rate of acquisitions and new store openings; the ability to open new rental-purchase stores on a profitable basis; the ability of the Company to implement and to obtain the anticipated cost savings related to the RTO Merger and acquisitions of other acquired businesses and to realize anticipated cost savings therefrom; the actual costs required to realize synergies and cost savings from the RTO Merger and future acquired businesses; and changes in business strategy or development plans.

                                      (ii)

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY................................       1
THE COMPANY............................       1
MARKETS AND MARKET PRICES..............       1
SELECTED FINANCIAL DATA................       2
SELECTED SUPPLEMENTAL CONSOLIDATED
  FINANCIAL DATA OF ALRENCO............       3
SELECTED HISTORICAL FINANCIAL DATA OF
  ALRENCO..............................       4
SELECTED HISTORICAL FINANCIAL DATA OF
  RTO..................................       5
SELECTED HISTORICAL FINANCIAL DATA OF
  ACTION...............................       6
RISK FACTORS...........................       7
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................      10
  General..............................      10
  Certain Components of Net Earnings...      12
  Results of Operations -- Supplemental
     Consolidated Results of Operations
     of the Company....................      13
     Comparison of Nine Months Ended
       September 30, 1997 and 1996.....      13
     Comparison of Years Ended December
       31, 1996 and 1995...............      15
     Comparison of Years Ended December
       31, 1995 and 1994...............      16
  Results of Operations -- Alrenco.....      18
     Comparison of Nine Months Ended
       September 30, 1997 and 1996.....      18
     Comparison of Years Ended December
       31, 1996 and 1995...............      19
     Comparison of Years Ended December
       31, 1995 and 1994...............      20
  Results of Operations -- RTO.........      21
     Comparison of Nine Months Ended
       September 30, 1997 and 1996.....      21
     Comparison of Years Ended December
       31, 1996 and 1995...............      23
     Comparison of Years Ended December
       31, 1995 and 1994...............      25
  Results of Operations -- Action......      26
     Comparison of Years Ended December
       31, 1995 and 1994...............      26

                                         PAGE
                                         ----
  Liquidity and Capital Resources......      27
  Seasonality and Inflation............      29
  Depreciation Issues; Income Tax
     Consequences......................      30
  Other Matters........................      30
BUSINESS...............................      31
  General..............................      31
  RTO Merger...........................      31
  Rental-Purchase Industry.............      31
  Merchandising........................      32
  Store Operations.....................      32
  Purchasing and Distribution..........      34
  Marketing and Advertising............      35
  Service Marks........................      35
  Competition..........................      36
  Government Regulation................      36
  Employees............................      37
  Properties...........................      37
  Legal Proceedings....................      37
MANAGEMENT.............................      38
  Directors............................      38
  Executive Officers...................      39
  Director Compensation................      39
  Executive Compensation...............      40
  1998 Alrenco Stock Incentive Plan....      41
  1995 Alrenco Stock Incentive Plan....      42
  RTO Employee Stock Option Plan.......      42
  RTO Non-Employee Director Stock
     Option Plan.......................      43
  Shares of Common Stock Issuable Under
     Plans.............................      43
  Certain Transactions.................      43
PRINCIPAL SHAREHOLDERS OF ALRENCO......      45
DESCRIPTION OF ALRENCO CAPITAL STOCK...      46
  Common Stock.........................      46
  Preferred Stock......................      46
  Certain Anti-Takeover Matters........      46
  Indiana Anti-Takeover Statutes.......      47
LEGAL MATTERS..........................      47
EXPERTS................................      48
PART II INFORMATION NOT REQUIRED IN
  PROSPECTUS...........................    II-1
SIGNATURES.............................    II-5
POWER OF ATTORNEY......................    II-5

                                      (iii)

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. This summary is not intended to be a complete description of the matters covered in this Prospectus or all material facts regarding the Company and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

     The Company currently operates 440 rental-purchase stores in 23 states, primarily located in the midwestern, southeastern and southwestern United States. The Company's stores offer high quality, brand-name consumer merchandise under flexible, renewable rental-purchase agreements, also known as rent-to-own agreements. The Company's rental-purchase agreements provide customers with the option, but not the obligation, to obtain ownership of the merchandise following a stated number of consecutive rental payments. The Company's customers are typically low to middle income consumers with limited or no access to traditional credit sources such as bank financing, installment credit and credit cards. The Company also provides its products to consumers who desire only temporary rental of a product. The Company's products include consumer electronics, appliances, furniture, jewelry and home furnishing accessories.

     On February 26, 1998, the Company consummated the RTO Merger pursuant to an Agreement and Plan of Merger dated September 28, 1997, as amended (the "RTO Merger Agreement"). Under the terms of the RTO Merger Agreement, RTO merged with and into the Company, and the Company was the surviving corporation. At the time of the RTO Merger, RTO operated 275 rental-purchase stores in 16 states. The RTO Merger was accounted for as a "pooling-of-interests" transaction as set forth in Accounting Principles Board Opinion No. 16 ("APB 16").

     The Company was incorporated in 1980 under the laws of the State of Indiana. Common Stock is listed on the Nasdaq National Market under the symbol "RNCO." The Company's principal executive offices are located at 714 E. Kimbrough St., Mesquite, Texas 75149, and its telephone number is (972) 288-9327.

                           MARKETS AND MARKET PRICES

     Common Stock is traded on the Nasdaq National Market under the symbol "RNCO." The following table sets forth the high and low sales prices per share of Common Stock for the quarterly periods indicated as reported on the Nasdaq National Market since January 23, 1996 (the date the Company completed its initial public offering).

                                                              HIGH      LOW
                                                             ------    ------
FISCAL YEAR 1996
  First Quarter (from January 23, 1996)....................  $15.88    $13.75
  Second Quarter...........................................   19.75     14.25
  Third Quarter............................................   23.75     16.75
  Fourth Quarter...........................................   22.25      9.63
FISCAL YEAR 1997
  First Quarter............................................  $12.13    $10.13
  Second Quarter...........................................   13.38     10.00
  Third Quarter............................................   19.63     12.88
  Fourth Quarter...........................................   19.00     13.88
FISCAL YEAR 1998
  First Quarter (through March 5, 1998)....................  $18.38    $14.50

     On March 5, 1998, the last reported sale price per share of Common Stock on the Nasdaq National Market was $15.06. The market price of Common Stock is subject to fluctuation.

     As of March 5, 1998, there were 217 holders of record of Common Stock.

     The Company has never paid any cash dividends on its Common Stock. It is expected that the Company will retain all available earnings generated by its operations for the development and growth of its business, and the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Under the Company's credit facility, the Company is subject to certain restrictions on its ability to declare or pay dividends. Any future change in the Company's dividend policy will be made at the discretion of the Alrenco Board of Directors (the "Alrenco Board") and will depend on a number of factors, including the future earnings, capital requirements, contractual restrictions, financial condition and future prospects of the Company and such other factors as the Alrenco Board may deem relevant.

                            SELECTED FINANCIAL DATA

     Financial statements for the period encompassing the RTO Merger have not yet been issued. Accordingly, pursuant to APB 16, set forth below is certain selected historical financial data relating to the Company, RTO and Action TV & Appliance Rental, Inc. ("Action"). In addition, also set forth below are Supplemental Consolidated Financial Data of the Company that reflect the effects of the RTO Merger on the Company's reported financial position and results of operations for the periods indicated. This information should be read in conjunction with the supplemental consolidated financial statements of Alrenco and the historical financial statements of the Company, RTO and Action, including the respective notes thereto, incorporated by reference herein.

          SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA OF ALRENCO
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The table below presents selected supplemental consolidated financial information for the Company for each of the five fiscal years in the period ended December 31, 1996, and for the nine months ended September 30, 1996 and 1997 after retroactive restatement for the 1998 pooling of interests with RTO, Inc. The selected supplemental consolidated financial data of the Company for and as of the fiscal years ended December 31, 1994, 1995 and 1996 has been derived from the supplemental consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants which give retroactive effect to the RTO Merger. The report of Coopers & Lybrand L.L.P. makes reference to the report of other auditors. These financial statements and Coopers & Lybrand L.L.P.'s report thereon and the unaudited financial statements for the nine months ended September 30, 1996 and 1997 are incorporated herein by reference. The selected supplemental consolidated financial data of the Company for and as of the fiscal years ended December 31, 1992 and 1993 and for and as of the nine months ended September 30, 1996 and 1997 has been derived from the unaudited supplemental financial statements of the Company, which give retroactive effect to the RTO Merger. The selected supplemental consolidated financial data set forth below should be read in conjunction with the supplemental consolidated financial statements of the Company and the notes thereto incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" -- Supplemental Consolidated Results of Operations of Alrenco" included elsewhere in this Prospectus. The information for the years ended December 31, 1992 and 1993 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited, but, in the opinion of management of the Company, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results for the nine-month period ending September 30, 1997 are not necessarily indicative of results for the entire year.

                                                                                                        NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                    ------------------------------------------------   --------------------
                                                     1992      1993      1994      1995       1996       1996        1997
                                                    -------   -------   -------   -------   --------   --------    --------
STATEMENT OF EARNINGS DATA:
Total revenue.....................................  $57,457   $61,752   $68,781   $77,529   $124,161   $ 81,421    $169,427
Operating expenses:
  Direct store expenses...........................   46,921    48,982    56,462    65,021    104,181     66,656     139,793
  Corporate expenses..............................    5,361     6,515     7,064     7,988     10,711      6,933      16,086
  Cost of business combinations...................       --        --        --        --      1,743         49         864
  Litigation settlement...........................       --       625        --        --         --         --          --
  Amortization of intangibles.....................      529       476       329       569      3,981      1,814       8,108
  Key executive signing bonuses...................       --        --        --        --      1,486      1,486         400
                                                    -------   -------   -------   -------   --------   --------    --------
    Total operating expenses......................   52,811    56,598    63,855    73,578    122,102     76,938     165,251
                                                    -------   -------   -------   -------   --------   --------    --------
    Operating income..............................    4,646     5,154     4,926     3,951      2,059      4,483       4,176
Interest expense..................................   (2,437)   (2,206)   (2,144)   (2,468)    (1,572)    (1,317)     (1,602)
Interest income...................................       29        25        39        35        645        237         194
Other non-operating income, net...................      161       163       115     1,311      1,154        984         944
                                                    -------   -------   -------   -------   --------   --------    --------
    Income before income taxes and extraordinary
      item........................................    2,399     3,136     2,936     2,829      2,286      4,387       3,712
Income tax expense................................      497       722       764       877      1,188      1,580       2,688
                                                    -------   -------   -------   -------   --------   --------    --------
    Income before extraordinary item..............  $ 1,902   $ 2,414   $ 2,172   $ 1,952   $  1,098   $  2,807    $  1,024
                                                    =======   =======   =======   =======   ========   ========    ========
PRO FORMA INFORMATION(1)(UNAUDITED):
  Income before extraordinary item................  $ 1,902   $ 2,414   $ 2,172   $ 1,952   $  1,098   $  2,807    $  1,024
  Pro forma income tax expense (benefit) before
    extraordinary item............................      417       590       505       290        201        356        (214)
                                                    -------   -------   -------   -------   --------   --------    --------
  Pro forma income before extraordinary item......  $ 1,485   $ 1,824   $ 1,667   $ 1,662   $    897   $  2,451    $  1,238
                                                    =======   =======   =======   =======   ========   ========    ========
  Pro forma income before extraordinary item per
    share.........................................      .34       .41   $   .37   $   .37   $    .09   $    .31    $    .07
                                                    =======   =======   =======   =======   ========   ========    ========
  Pro forma weighted average number of shares
    outstanding...................................    4,428     4,428     4,456     4,517     10,240      8,014      16,939
                                                    =======   =======   =======   =======   ========   ========    ========
BALANCE SHEET DATA:
Rental merchandise, net...........................  $13,984   $15,636   $20,450   $21,742   $ 58,724   $ 52,107    $ 80,552
Total assets......................................   23,279    25,499    30,282    35,341    169,131    173,728     200,604
Total debt........................................   21,935    20,308    23,152    23,064      6,772      9,767      34,460
Stockholders' equity (deficit)....................   (4,140)   (2,673)     (534)    3,449    146,344    145,307     148,042

---------------

(1) Proforma information presents the results of Alrenco as if the S corporations acquired by Alrenco were fully-taxable entities for each of the periods presented.

                 SELECTED HISTORICAL FINANCIAL DATA OF ALRENCO
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data for the years ended December 31, 1994, 1995 and 1996 was derived from Alrenco's financial statements, prior to the restatement for the 1998 pooling of interests with RTO, audited by Grant Thornton LLP, independent certified public accountants. The following selected financial data for the years ended December 31, 1992 and 1993 was derived from Alrenco's unaudited financial statements. The financial statements of Alrenco as of December 31, 1994, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and the report of Grant Thornton LLP thereon, and the unaudited financial statements for the nine months ended September 30, 1996 and 1997 are incorporated herein by reference. The selected financial data should be read in conjunction with the financial statements of Alrenco and the related notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Alrenco" included elsewhere in this Prospectus. The information for the years ended December 31, 1992 and 1993 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited, but, in the opinion of management of the Company, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results for the nine-month period ended September 30, 1997 are not necessarily indicative of results for the entire year.

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                              YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                   -----------------------------------------------   -----------------
                                                    1992      1993      1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------   -------   -------
STATEMENT OF EARNINGS DATA:
Revenue
  Rentals and fees...............................  $20,424   $22,283   $27,800   $37,576   $63,856   $44,172   $76,171
Operating expenses:
  Direct store expenses
  Depreciation of rental merchandise.............    5,620     5,889     7,483     9,099    13,964     9,612    18,065
  Other expenses.................................   10,220    10,076    14,380    20,924    36,476    24,771    42,563
                                                   -------   -------   -------   -------   -------   -------   -------
                                                    15,840    15,965    21,863    30,023    50,440    34,383    60,628
  General and administrative expenses............    2,741     3,650     3,678     4,339     5,589     3,903     6,299
  Litigation settlement..........................       --       625        --        --        --        --        --
  Amortization of intangibles....................        4        30        97       285     1,141       613     2,449
                                                   -------   -------   -------   -------   -------   -------   -------
  Total operating expenses.......................   18,585    20,270    25,638    34,647    57,170    38,899    69,376
                                                   -------   -------   -------   -------   -------   -------   -------
  Operating profit...............................    1,839     2,013     2,162     2,929     6,686     5,273     6,795
Interest expense.................................      434       281       461       894       652       615       844
Interest income..................................       --        --        --        --      (134)       (6)       (1)
Gain on sale of investments......................       --        --        --      (100)       --        --        --
Gain on sale of assets...........................       --        --        --        --        --        --      (950)
                                                   -------   -------   -------   -------   -------   -------   -------
  Earnings before income taxes...................    1,405     1,732     1,701     2,135     6,168     4,664     6,902
Income tax expense...............................      497       722       739       868     2,505     1,914     2,775
                                                   -------   -------   -------   -------   -------   -------   -------
  Net earnings...................................  $   908   $ 1,010   $   962   $ 1,267   $ 3,663   $ 2,750   $ 4,127
                                                   =======   =======   =======   =======   =======   =======   =======
Earnings per common share........................  $   .29   $   .33   $   .31   $   .41   $   .77   $   .63   $   .68
Weighted average common shares outstanding.......    3,105     3,105     3,105     3,105     4,787     4,366     6,082
BALANCE SHEET DATA:
Rental merchandise, net..........................  $ 5,417   $ 5,675   $ 9,336   $13,115   $27,933   $24,948   $36,886
Intangible assets, net...........................       13        12       592     4,869    20,323    18,908    35,430
Total assets.....................................    7,088     7,666    12,680    21,007    62,196    61,394    84,887
Total debt.......................................    4,137     2,929     7,201    12,865        --        --    15,625
Total liabilities................................    5,851     5,419     9,441    16,531     4,532     7,341    22,772
Stockholders' equity.............................    1,237     2,247     3,239     4,475    57,663    54,053    62,115

                   SELECTED HISTORICAL FINANCIAL DATA OF RTO
        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARES OUTSTANDING)

     The following selected financial data for the years ended December 31, 1994, 1995 and 1996 was derived from RTO's consolidated financial statements audited by Coopers & Lybrand L.L.P., independent accountants. The following selected financial data for the years ended December 31, 1992 and 1993 was derived from RTO's financial statements, which have not been audited. The financial statements of RTO as of December 31, 1994, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and the report of Coopers & Lybrand L.L.P. thereon are incorporated herein by reference. The selected financial data should be read in conjunction with the consolidated financial statements of RTO and the related notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations of RTO" included elsewhere in this Prospectus. The information for the years ending December 31, 1992 and 1993 and nine-month periods ended September 30, 1996 and 1997 is unaudited, but, in the opinion of management of the Company, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results for the nine-month period ended September 30, 1997 are not necessarily indicative of results for the entire year.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                             YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                  -----------------------------------------------   ------------------
                                                   1992      1993      1994      1995      1996      1996       1997
                                                  -------   -------   -------   -------   -------   -------   --------
STATEMENT OF EARNINGS DATA:
Revenue:
  Rental and fee revenue........................  $35,306   $37,797   $38,322   $37,415   $57,289   $35,059   $ 89,462
  Cash sales and other revenue..................    1,727     1,672     2,659     2,538     3,016     2,191      3,794
                                                  -------   -------   -------   -------   -------   -------   --------
    Total revenue...............................   37,033    39,469    40,981    39,953    60,305    37,250     93,256
                                                  -------   -------   -------   -------   -------   -------   --------
Operating expenses:
  Direct store expenses:
  Depreciation and disposition of rental
    merchandise.................................   12,037    12,536    13,720    13,738    18,865    11,680     25,251
  Other.........................................   19,044    20,481    20,399    20,460    33,449    19,626     52,500
                                                  -------   -------   -------   -------   -------   -------   --------
                                                   31,081    33,017    34,119    34,198    52,314    31,306     77,751
  Corporate expenses............................    2,620     2,865     3,867     4,450     6,549     3,998     11,200
  Costs of business combinations................       --        --        --        --     1,743        49        864
  Amortization of intangibles...................      525       446       205       280     2,767     1,160      5,638
  Key executive signing bonuses.................       --        --        --        --     1,486     1,486        400
                                                  -------   -------   -------   -------   -------   -------   --------
    Total operating expenses....................   34,226    36,328    38,191    38,928    64,859    37,999     95,853
                                                  -------   -------   -------   -------   -------   -------   --------
    Operating income (loss).....................    2,807     3,141     2,790     1,025    (4,554)     (749)    (2,597)
Interest expense................................   (2,003)   (1,925)   (1,683)   (1,574)     (919)     (702)      (758)
Interest income.................................       29        25        39        35       512       231        193
Other non-operating income (expense), net.......      161       163       115     1,211     1,154       984         (6)
                                                  -------   -------   -------   -------   -------   -------   --------
Income (loss) before income taxes and
  extraordinary item............................      994     1,404     1,261       697    (3,807)     (236)    (3,168)
Income tax expense (benefit)....................       --        --        35        10    (1,286)     (317)       (79)
                                                  -------   -------   -------   -------   -------   -------   --------
  Income (loss) before extraordinary item.......      994     1,404     1,226       687    (2,521)       81     (3,089)
Extraordinary item, net of income tax expense...       --        --        --     3,336        --        --         --
                                                  -------   -------   -------   -------   -------   -------   --------
  Net income (loss).............................  $   994   $ 1,404   $ 1,226   $ 4,023   $(2,521)  $    81   $ (3,089)
                                                  =======   =======   =======   =======   =======   =======   ========
PRO FORMA INFORMATION(1) (UNAUDITED):
  Income (loss) before extraordinary item.......  $   994   $ 1,404   $ 1,226   $   687   $(2,521)  $    81   $ (3,089)
  Pro forma income tax expense (benefit)........      417       590       506       290       201       356       (214)
                                                  -------   -------   -------   -------   -------   -------   --------
    Pro forma income (loss) before extraordinary
      item......................................      577       814       720       397    (2,722)     (275)    (2,875)
  Extraordinary item, net of income tax
    expense.....................................       --        --        --     3,336        --        --         --
                                                  -------   -------   -------   -------   -------   -------   --------
    Pro forma net income (loss).................  $   577   $   814   $   720   $ 3,733   $(2,722)  $  (275)  $ (2,875)
                                                  =======   =======   =======   =======   =======   =======   ========

  Pro forma income (loss) before extraordinary
    item per share..............................  $ 39.16   $ 55.24   $ 47.88   $ 25.28   $(44.83)  $ (6.77)  $ (23.78)
  Extraordinary item per share..................       --        --        --    212.15        --        --         --
                                                  -------   -------   -------   -------   -------   -------   --------
  Pro forma net income (loss) per share.........  $ 39.16   $ 55.24   $ 47.88   $237.43   $(44.83)  $ (6.77)  $ (23.78)
                                                  -------   -------   -------   -------   -------   -------   --------
  Weighted average shares outstanding...........   14,734    14,734    15,043    15,724    60,727    40,624    120,909
                                                  =======   =======   =======   =======   =======   =======   ========
BALANCE SHEET DATA:
Rental merchandise, net.........................  $ 8,567   $ 9,961   $11,114   $ 8,627   $30,791   $27,159   $ 43,666
Total assets....................................   16,191    17,833    17,602    14,319   107,110   112,334    115,904
Total debt......................................   17,798    17,379    15,951    10,199     6,772     9,767     18,835
Stockholders' equity (deficit)                     (5,377)   (4,920)   (3,773)   (1,009)   88,743    91,254     86,001

---------------

(1) Pro forma information presents the results of RTO as if the S Corporations acquired by RTO were fully-taxable entities for each of the periods presented.

                  SELECTED HISTORICAL FINANCIAL DATA OF ACTION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data as of and for the seven month period ended July 31, 1996 was derived from Action's financial statements audited by Coopers & Lybrand L.L.P., independent accountants. The following selected financial data as of and for the years ended December 31, 1994 and 1995 was derived from Action's financial statements audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the years ended December 31, 1992 and 1993 was derived from Action's financial statements, which have not been audited. The financial statements of Action as of and for the seven-month period ended July 31, 1996 and as of and for the years ended December 31, 1994 and 1995, together with the reports of Coopers & Lybrand L.L.P. and Ernst & Young LLP thereon, are incorporated herein by reference. The selected financial data should be read in conjunction with the financial statements of Action and the related notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Action" included elsewhere in this Prospectus. The information for the years ended December 31, 1992 and 1993 is unaudited, but, in the opinion of management, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the years presented.

                                                 YEARS ENDED DECEMBER 31,
                                           -------------------------------------   SEVEN MONTHS ENDED
                                            1992      1993      1994      1995       JULY 31, 1996
                                           -------   -------   -------   -------   ------------------
STATEMENT OF EARNINGS DATA:
Revenue:
  Rental and fee revenue.................  $30,331   $36,035   $39,059   $46,116        $32,954
  Cash sales and other revenue...........      979       711       821     1,000            756
                                           -------   -------   -------   -------        -------
     Total revenue.......................   31,310    36,746    39,880    47,116         33,710
                                           -------   -------   -------   -------        -------
Operating expenses:
     Direct store expenses:
     Depreciation and disposition of
       rental merchandise................    9,717    11,790    11,786    14,042          9,456
     Other...............................   16,078    18,478    20,165    24,604         17,016
                                           -------   -------   -------   -------        -------
                                            25,795    30,268    31,951    38,646         26,472
  Corporate expenses.....................    1,100     1,497     3,141     3,940          2,735
  Amortization of intangibles............      110       125       162       392            332
                                           -------   -------   -------   -------        -------
     Total operating expenses............   27,005    31,890    35,254    42,978         29,539
                                           -------   -------   -------   -------        -------
     Operating income....................    4,305     4,856     4,626     4,138          4,171
Interest expense.........................     (352)     (408)     (497)     (759)          (740)
Interest income..........................       --        --        30        90            147
Other non-operating income, net..........      124       178        70        51            153
                                           -------   -------   -------   -------        -------
     Income before income taxes..........    4,077     4,626     4,229     3,520          3,731
Income tax expense.......................    1,430        --       150       120            147
                                           -------   -------   -------   -------        -------
     Net income..........................  $ 2,647   $ 4,626   $ 4,079   $ 3,400        $ 3,584
                                           =======   =======   =======   =======        =======
BALANCE SHEET DATA:
Rental merchandise, net..................  $12,629   $13,633   $14,093   $19,830        $19,832
Total assets.............................   16,153    18,316    21,571    34,233         31,630
Total debt...............................    6,147     6,145     8,630    17,035         13,707
Stockholders' equity.....................    8,210    10,136    10,640    13,476         14,421

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information and financial data contained elsewhere in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

     Acquisition Risks. The Company has experienced significant growth in the last two years, principally through acquisitions and, to a lesser extent, the opening of new stores. The growth strategy of the Company is expected to be based upon the continued acquisition of existing rental-purchase stores and a more aggressive new store opening program. The ability to continue to grow and improve the financial performance of the Company will be significantly affected by the Company's ability to acquire additional stores on favorable terms, to enhance their performance and to integrate the acquired stores into the Company's operations. The Company may compete for acquisition and expansion opportunities with companies that have significantly greater financial and other resources. There can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates, or that any operations that are acquired can be effectively and profitably integrated into the Company's existing operations. Additionally, although acquisitions will be designed to increase the Company's long-term profitability, they may negatively impact the Company's operating results, particularly during the periods immediately following an acquisition. Acquired stores may also be unprofitable when acquired or may become unprofitable during the period of acquisition due to disruptions in their business operations caused by their acquisition. Some stores acquired as part of an acquisition of a larger group of stores may be closed because they are unprofitable. The operating results of acquired stores may also suffer because of disruptions associated with integrating their operations into the existing operations of the Company. The inability to improve the profitability of such acquired stores could have a material adverse effect on the Company's results of operations or financial condition. Because of the above factors, the Company's quarterly results may vary from quarter to quarter, and the market price of Common Stock may fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Development of New Rental-Purchase Stores. The continued growth and financial performance of the Company will be significantly affected by the Company's ability to open new rental-purchase stores on a profitable basis and to integrate the new stores into the Company's operations. There can be no assurance that the Company will be able to open new rental-purchase stores on a profitable basis or that any new stores will be effectively and profitably integrated into the Company's existing operations. Additionally, although new stores will be designed to contribute to the Company's long-term profitability, they may negatively impact the Company's operating results, particularly during the period immediately following the opening of a new store. The Company may open new rental-purchase stores that are unprofitable or have inconsistent profitability. Currently, the Company expects to open 50 new stores during 1998, including eight stores opened to date. New stores opened during 1998 are expected to operate at a loss for a period of six to nine months. The opening of an unprofitable store or a store that has inconsistent profitability could have a material adverse effect on the Company's results of operations and financial condition. Because of these factors, quarterly results may vary from quarter to quarter, and the market price of Common Stock may fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The RTO Merger. The success of the RTO Merger will be determined by various factors, including the financial performance of the Company's operations after the RTO Merger and management's ability to effectively integrate the operations of the Company and RTO. The integration of the operations of the Company and RTO may be negatively affected if costs or difficulties related to the integration are greater than the Company expects. In addition, there can be no assurance that the anticipated benefits of the RTO Merger will be realized by the Company or that the RTO Merger will not adversely affect the future operating results of the Company.

     Management of Growth. The rapid growth experienced by the Company has placed significant demands on the Company's management and operations. In addition, certain of the officers and other key employees of the Company have recently joined the Company in connection with the RTO Merger, and certain of the Company's current senior executive officers have no prior management experience in large companies. The recent expansion has also resulted in substantial growth in the number of employees, the scope of operating and financial systems and the geographic area of operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon its ability to attract and retain highly-trained management personnel. In addition, the Company's future operating results will depend upon the ability of its officers and other key employees to continue to implement and improve its operational and financial control systems, to train and manage its employees and to work effectively with the suppliers of the Company's products. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so could have a material adverse effect on the Company's results of operations or financial condition.

     Financing Growth Strategy. It is anticipated that future acquisitions and new store openings will be financed with cash from operations, borrowings under available credit facilities, net proceeds from the sale of debt or equity securities and issuances of additional equity securities as consideration. If the Company cannot make such acquisitions with its equity securities and does not have sufficient cash from operations, the ability to borrow under these credit facilities or the ability to raise cash through the sale of debt or equity securities, the Company will be unable to pursue its growth strategy, which would have a material adverse effect on the Company's ability to increase its revenue and net income and could have a material adverse effect on the Company's financial condition or results of operations.

     Competition. The rental-purchase industry is highly competitive. Competition is based primarily on store location, product selection and availability, customer service and rental rates and terms. Competitors of the Company include national, regional and local operators of rental-purchase stores. Some of these competitors may have significantly greater financial and operating resources and, in certain markets, greater name recognition than the Company. Because barriers to entry in the rental-purchase industry are relatively low, competition may arise from new sources not currently competing with the Company. As a result of these competitive conditions, the Company may not be able to sustain past levels of revenue or continue the recent revenue growth or profitability of the Company. See "Business -- Competition."

     Government Regulation. Forty-eight states have adopted legislation regulating rental-purchase transactions. Of those states, 45 require companies to provide certain disclosures to customers regarding the terms of the rental-purchase transaction. North Carolina, Wisconsin and Minnesota regulate rental-purchase transactions as credit sales subject to consumer lending restrictions. North Carolina and Minnesota subject the transactions to interest rate or finance charge limitations. In addition, recent court decisions in New Jersey have created a legal environment in that state which is prohibitive to rental-purchase transactions. The Company operates in North Carolina but does not operate in the other three states. Twenty-two of the 23 states in which the Company operates impose some type of disclosure requirements, either in advertising or in the rental-purchase agreement, or both. The regulations in these states also distinguish rental-purchase transactions from credit sales. The management of the Company believes that its operations are in material compliance with applicable state rental-purchase laws. Although certain proposed federal regulations are under consideration, no federal legislation has been enacted regulating rental-purchase transactions. As of the date hereof, two bills have been introduced in Congress that would regulate the rental-purchase industry. One of the bills is supported by the Association of Progressive Rental Organizations ("APRO") and the Company does not believe that this bill, if enacted, would have a material adverse effect upon the Company's operations. The other bill would regulate rental-purchase transactions as credit sales. The Company believes that in the event federal legislation is enacted regulating rental-purchase transactions as credit sales, the Company would be able to adapt to the new laws and remain profitable by repositioning itself as a rent-to-rent business. However, there can be no assurance that the proposed legislation, if enacted, would not have a material adverse effect on the Company's results of operation and financial condition. See "Business -- Government Regulation."

     Dividend Policy. The Company expects to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on Common Stock in the foreseeable future. Under the

Company's current credit facility, the Company is subject to certain restrictions on its ability to declare or pay dividends. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Risks Associated with the Rental-Purchase Industry. The operating success of the Company, like other participants in the rental-purchase industry, will depend upon a number of factors. These factors include the ability to maintain and increase the number of units on rent, the collection of rental payments when due and the control of inventory and other costs. The rental-purchase industry is also affected by changes in consumer confidence, preferences and attitudes, as well as general economic factors. Failure to control operations and respond to changing market trends could adversely affect the future operations of the Company.

     Anti-Takeover Provisions. Certain provisions of the Amended and Restated Articles of Incorporation of the Company (the "Articles") and the Amended and Restated Bylaws of the Company (the "Bylaws") and certain sections of the Indiana Business Corporation Law (the "IBCL") may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Alrenco Board (including takeovers which the shareholders of the Company (the "Shareholders") may deem to be in their best interests). In addition, the IBCL imposes restrictions upon change of control transactions and certain business combination transactions. See "Description of Capital Stock -- Preferred Stock;" " -- Certain Anti-Takeover Matters;" and " -- Indiana Anti-Takeover Statutes."

     Volatility of Stock Price. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company or of other rental-purchase companies, changes in general economic conditions, the financial markets or the rental-purchase industry, or other developments could cause the market price of the Common Stock to fluctuate substantially.

     Control by Principal Shareholders. George D. Johnson, Jr., Chairman of the Alrenco Board, together with his affiliates, and Michael D. Walts, a director of the Company, own approximately 14.0% and 13.2%, respectively, of the outstanding shares of Common Stock. As a result, Messrs. Johnson and Walts may be in a position to control or significantly influence the management and policies of the Company through their ability to influence the outcome of elections of the Alrenco Board and certain other matters requiring the vote or consent of the Shareholders. See "Principal Shareholders."

     Shares Eligible for Future Sale in Connection with RTO Merger. The Company issued a substantial number of shares of Common Stock to the stockholders of RTO in the RTO Merger. All of the Common Stock issued to such stockholders, other than to affiliates of RTO or to those persons who are now affiliates of the Company, are freely tradeable. Sales of a substantial number of shares of Common Stock in the public market by former stockholders of RTO, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of Common Stock and could impair the Company's ability to use shares of Common Stock to raise additional equity capital or to make future acquisitions of rental-purchase businesses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the supplemental consolidated financial statements of the Company, the historical financial statements of Alrenco, RTO and Action and the accompanying notes thereto incorporated by reference herein and in conjunction with the selected supplemental consolidated financial data of the Company and the selected historical financial data of Alrenco, RTO and Action and the accompanying notes thereto included elsewhere in this Prospectus.

GENERAL

     On February 26, 1998, Alrenco merged with RTO in the RTO Merger. Alrenco began operations in 1980 and RTO began operations in 1996. Prior to the RTO Merger the management of both Alrenco and RTO grew their operations through diverse strategies which are described below.

     Alrenco Acquisitions. Alrenco grew primarily through the opening of new stores from its inception in 1980 through 1990. During the period from 1990 to 1993, management focused its efforts on improving the performance of Alrenco's stores and, as a result, Alrenco increased its revenue from $16.3 million to $22.3 million. During the same period, operating profit increased from $908,000 to $2.0 million and net earnings increased from $119,000 to $1.0 million.

     In 1994, Alrenco acquired 18 rental-purchase stores (the "1994 Alrenco Acquisition"). The purchase price for the stores was $3.5 million, all of which was borrowed under Alrenco's then existing bank loan agreement (the "Loan Agreement").

     In September 1995, Alrenco acquired 15 stores (the "1995 Alrenco Acquisition"). The purchase price for the stores was $5.9 million, all of which was borrowed under the Loan Agreement.

     In 1996, Alrenco acquired 75 stores (the "1996 Alrenco Acquisitions") in 23 separate transactions, for an aggregate purchase price of $25 million. Alrenco utilized borrowings under the Loan Agreement and Alrenco's cash reserves.

     In 1997, Alrenco acquired 54 stores and 13 rental-purchase portfolios in 19 separate transactions for an aggregate purchase price of $25.5 million. Alrenco purchased the stores through borrowings under the Loan Agreement and use of cash reserves. These 1997 acquisitions are collectively referred to as the "1997 Alrenco Acquisitions."

     On February 26, 1998, the Company acquired 275 stores as a result of the RTO Merger. The Merger Agreement provided that each of the 120,960 outstanding shares of RTO Common Stock was to be converted into the right to receive 89.795 shares of Common Stock. As a result of the RTO Merger, the Company now operates the 275 stores formerly operated by RTO.

     RTO Acquisitions. RTO was incorporated on June 20, 1996 and since that time has aggressively sought to establish its store base through multiple significant store acquisitions, new store openings and smaller store acquisitions.

     In July and August of 1996, RTO purchased 109 stores (the "1996 RTO Purchase Acquisitions") in two separate transactions which included the purchase of Action's 102 store chain (the "Action Acquisition"). The 1996 RTO Purchase Acquisitions were accounted for under "purchase" accounting as defined by APB
16. During the first nine months of 1997, RTO purchased, in transactions accounted for as purchases, an additional 69 stores in a series of transactions for cash, notes payable and convertible debt (the "1997 RTO Purchase Transactions"). Finally, during the last three months of 1996 and the first nine months of 1997, RTO acquired 59 stores in transactions accounted for as pooling-of-interests (the "1996 RTO Pooling Acquisitions" and the "1997 RTO Pooling Acquisitions").

     RTO's consolidated financial statements reflect the financial position and results of operations of the 1996 RTO Purchase Acquisitions and the 1997 RTO Purchase Acquisitions from the date of acquisition by RTO through September 30, 1997, consistent with the requirements of APB 16 for purchase acquisitions. In addition, RTO's consolidated financial statements reflect the financial position and results of operations of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions as though RTO and the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions had operated as a single business for all periods required to be presented (for each of the three years beginning January 1, 1994 through December 31, 1996 and each of the nine month periods ended September 30, 1996 and 1997) consistent with the requirements of APB 16 for pooling-of-interests acquisitions. Accordingly, RTO's consolidated financial statements for 1994 and 1995 and for the portion of 1996 prior to July 1, 1996 (the date of RTO's first purchase acquisition) reflect the financial position and results of operations of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions only.

     The operating results of certain of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions declined substantially during the last half of 1996 and the first half of 1997. Management believes that this decline is attributable primarily to a failure of these businesses to properly replenish rental merchandise while the acquisitions of the businesses were pending, which resulted in the businesses not having adequate inventories during the fourth quarter of 1996 and the first quarter of 1997. The failure of such businesses to have adequate inventories of rental merchandise during such periods, together with other factors relating to the operations of these businesses outside the control of RTO, resulted in a substantial decline in revenues and net income of these businesses for the year ended December 31, 1996, and the nine months ended September 30, 1997.

     Management of the Company continues to believe that the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions can be operated profitably. The 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions were managed by diverse management teams with significant differences in (i) goals and objectives relating to profitability, (ii) access to capital resources,
(iii) operating philosophies and strategies, and (iv) compensation programs. Management has taken steps to replenish inventories at these businesses and to implement operational controls, compensation plans and other systems designed to improve the performance of these businesses. As a result of these steps, results of operations of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions improved significantly during the third and fourth quarters of 1997.

     Acquisitions accounted for as pooling-of-interests transactions, as compared to acquisitions accounted for as purchases, generally require a longer period of time to consummate. During the period between the time that the Company reaches an agreement in principle to purchase a business and the consummation of the transaction, the operations of such business are still under the control of the seller. Any failure of the seller to operate the business in accordance with sound business practices may adversely affect the operating results of such business.

     During the nine months ended September 30, 1997, RTO opened 16 new stores. From September 30, 1997 until February 26, 1998, RTO opened 26 additional stores. Management of the Company expects to open 50 new stores during 1998, including eight stores opened to date. New stores opened during 1998 are expected to operate at a loss for a period of six to nine months. Acquired stores may also be unprofitable when acquired or may become unprofitable during the period of acquisition due to disruptions in their business operations caused by the acquisition. Some stores acquired as part of an acquisition of a larger group of stores may be closed because they are unprofitable. The operating results of new and acquired stores may also suffer because of disruptions associated with integrating their operations into the existing operations of the Company. Because of these factors, the growth of the Company's business through new store openings and acquisitions of existing stores is likely to affect the Company's results of operations and financial condition. Such factors may also cause results to vary from quarter to quarter and may cause the market price of Common Stock to fluctuate substantially. See "Risk Factors -- Acquisition Risks" and "-- Development of New Rental-Purchase Stores."

CERTAIN COMPONENTS OF NET EARNINGS

     Except as otherwise indicated, the following description of the components of net earnings is applicable to the historical results of operations of each of Alrenco, RTO and Action, as well as to the supplemental consolidated results of operations of Alrenco.

     Total Revenue. The Company collects non-refundable rental payments and fees in advance, generally on a weekly basis. This revenue is recognized over the rental term. Rental-purchase agreements include a discounted early purchase option. Amounts received upon sales of merchandise pursuant to these options and upon the sale of used merchandise are recognized as revenue when the merchandise is sold.

     Depreciation and Disposition of Rental Merchandise. Rental merchandise is carried at the lower of cost or net realizable value. Depreciation is provided using the income forecasting method or straight-line method over a period designed to approximate the income forecasting method. The income forecasting method is designed to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental-purchase agreement period, generally 18 to 24 months. Under the income forecasting method, merchandise held for rent is not depreciated, and merchandise on rent is depreciated in the proportion of rents received to total rents required to obtain ownership as provided in the rental agreement. The income forecasting method is an activity-based method similar to the units of production method. Disposition of rental merchandise represents the expensing of the remaining carrying value of rental merchandise sold, charged off or rented until owned by the customer. Rental merchandise acquired by Alrenco prior to January 1, 1995 was being depreciated by the straight-line method over various estimated useful lives, primarily 21 months. For rental merchandise acquired after January 1, 1995, Alrenco adopted the income forecasting method of depreciation. The effect of the change in accounting method was to increase Alrenco's net earnings by approximately $470,000 for the year ended December 31, 1995. Effective January 1, 1997, RTO and its new subsidiaries elected to depreciate all additions to rental merchandise acquired subsequent to December 31, 1996 using the income forecasting method and make other conforming changes to the estimate of depreciation expense. These changes were made to more accurately match revenues and expenses. The impact of these changes on the results of operations for the nine months ended September 30, 1997 was to increase net income by approximately $400,000. The Company's supplemental consolidated financial statements do not include depreciation and disposition of rental merchandise as a separate component of income. These expenses are consolidated with other direct store expenses in a single component entitled "Direct Store Expenses."

     Other Direct Store Expenses. Other direct store expenses include salaries, wages and related expenses paid to all store level, regional management and service department employees, store-level occupancy costs, advertising cost and other direct store-level expenses, including general and administrative expenses, delivery and collection expenses and non-rental depreciation. The Company's supplemental consolidated financial statements do not include other direct store expenses as a separate component of income. These expenses are consolidated with depreciation and disposition of rental merchandise in a single component entitled "Direct Store Expenses."

     Corporate Expenses. Corporate expenses include all overhead expenses related to corporate and division offices such as salaries, taxes and benefits, occupancy, training, travel expenses and certain performance bonuses to regional managers and store personnel. Regional costs are included in "Direct Store Expenses". See "Store Operations -- Management and Supervision".

     Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization of rental-purchase agreements, noncompetition agreements and the excess of purchase price over the fair market value of acquired assets.

     Income Tax Expense. Except with respect to Action, income taxes are determined by use of the liability method in which deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities using the income tax rates under existing legislation expected to be in effect at the date such temporary differences are expected to reverse. Action was a nontaxable enterprise (i.e., an S corporation).

     Since certain of RTO's business combinations involved companies which were nontaxable enterprises, unaudited pro forma tax expense (benefit) has been presented for the nontaxable enterprises as if they had been taxable enterprises for periods prior to consummation. Deferred tax assets and liabilities for the tax effects of temporary differences for the nontaxable enterprises were established through an adjustment of $137,070 to income tax expense during the nine-month period ending September 30, 1997, upon consummation of the business combinations.

RESULTS OF OPERATIONS -- SUPPLEMENTAL CONSOLIDATED RESULTS OF OPERATIONS OF THE COMPANY

     The discussion of Results of Operations below is based on the supplemental consolidated financial statements of the Company incorporated by reference herein. The supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the RTO Merger. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of the RTO Merger are issued. As such, the respective impact of the Company and RTO on the Supplemental Consolidated results of operations is also discussed individually.

     The following table sets forth, for the periods indicated, certain supplemental consolidated Statement of Operations data as a percentage of revenue.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                 YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                 -------------------------     ---------------
                                                 1994      1995      1996      1996      1997
                                                 -----     -----     -----     -----     -----
REVENUE:
Total revenue...............................     100.0%    100.0%    100.0%    100.0%    100.0%
OPERATING EXPENSES:
Direct store expenses.......................      82.1      83.9      83.9      81.9      82.5
Corporate expenses..........................      10.3      10.3       8.6       8.5       9.5
Amortization of intangibles.................       0.5       0.7       3.2       2.2       4.8
Operating profit............................       7.2       5.1       1.7       5.5       2.5
Interest income.............................       0.1       0.1       0.5       0.3       0.1
Interest expense............................       3.1       3.2       1.3       1.6       0.9
Other non-operating income..................       0.2       1.7       0.9       1.2       0.6
Earnings before income taxes................       4.3       3.6       1.8       5.4       2.2
Income tax expense..........................       1.1       1.1       1.0       1.9       1.6
                                                 -----     -----     -----     -----     -----
Net earnings................................       3.2%      6.8%      0.9%      3.4%      0.6%

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     The portion of the Company's consolidated results of operations consisting of RTO's results of operations for the nine months ended September 30, 1996 represents the combined results of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions and the 1996 RTO Purchase Acquisitions from the respective dates of acquisition. RTO was incorporated on June 20, 1996 and had only three months of financial activity for the period between incorporation and September 30, 1996. RTO's results of operations for the nine months ended September 30, 1997 represent the combined results of the 1996 RTO Pooling Acquisitions, the 1997 RTO Pooling Acquisitions and the 1996 RTO Purchase Acquisitions and the results of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition.

     Revenue. Revenue increased $88.0 million, or 108%, to $169.4 million for the nine months ended September 30, 1997 from $81.4 million for the comparable period in 1996. Revenue growth from Alrenco same store operations accounted for $581,300 of the increase for the period, and revenue from stores acquired by the Company subsequent to December 31, 1996 accounted for $31.4 million of the increase. Revenue increased by $58.9 million due to the inclusion of revenue of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition, and the inclusion of revenue of the 1996 RTO Purchase Acquisitions for a full nine-month period in 1997. The aforementioned revenue increases were offset in part by a $2.9 million decrease in revenue from the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions.

     Direct Store Expenses. Direct store expenses increased $73.1 million, or 110%, to $139.8 million for the nine months ended September 30, 1997 from $66.7 million for the comparable period in 1996 primarily as a result of the inclusion of other direct store expenses of the 1997 RTO Purchase Acquisitions and the 1997 Alrenco Acquisitions from the respective dates of acquisition and the inclusion of other direct store expenses of the 1996 RTO Purchase Acquisitions and the 1996 Alrenco Acquisitions for a full nine-month period, offset in part by a decrease in other direct store expenses of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions of $0.2 million. As a percentage of revenue, direct store expenses increased to 82.5% from 81.9% for the nine months ended September 30, 1996 primarily as a result of as a result of (i) higher proportionate other direct store expenses associated with 16 new locations opened by RTO during the nine months ended September 30, 1997, (ii) a higher percentage of other direct store expenses for the 1996 RTO Purchase Acquisitions and the 1997 RTO Purchase Acquisitions and (iii) a higher percentage of other direct store expenses for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions for the reasons discussed under " -- Results of Operations" above; offset by (i) the decline in depreciation of rental merchandise as a percentage of revenue from 31.8% in 1996 to 25.5% in 1997 in the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions as a result of (a) lower rental merchandise costs as a percentage of revenue during the nine months ended September 30, 1997, due to the failure of certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions to replenish rental merchandise during the last quarter of 1996 and first quarter of 1997, as discussed under " -- General" above (depreciation expense as a percentage of rental revenue is generally lower for the rental of used merchandise as compared to new merchandise), (b) reducing, in accordance with the policies of RTO, the percentage of total revenues contributed by cash sales and other revenue (gross margins are significantly lower on cash sales relative to margins generated on the rental of merchandise) for certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions, (c) increasing, during the nine months ended September 30, 1997, the revenue generated as a multiple of rental merchandise cost for certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions in order to conform the pricing policies of such acquisitions to RTO's pricing policies, and (d) electing to depreciate all additions to rental merchandise acquired subsequent to December 31, 1996 using the income forecasting method and other conforming changes resulting in a nonrecurring decrease in depreciation expense, (ii) the use by one of the 1997 RTO Purchase Acquisitions of a more aggressive pricing strategy, thereby producing greater revenues as a multiple of rental merchandise cost and (iii) the offsetting of the above factors by increase in depreciation of rental merchandise as a percentage of income of Alrenco to 23.7% from 21.8% for the nine months ended September 30, 1996, primarily as a result of discounted terms on second and third quarter rentals, (iv) a decrease in other direct store expenses as a percentage of revenue for the Company due to increased revenue from the stores acquired in the 1996 and 1997 Alrenco Acquisitions. The factors contributing to the decline in depreciation of rental merchandise as a percentage of revenue described in clauses (i)(a) and (i)(d) above are non-recurring in nature and caused depreciation and disposition of rental merchandise as a percentage of revenue to decrease to a level lower than that which management for the Company believes is sustainable. Management for the Company believes that, on an ongoing basis, depreciation and disposition of rental merchandise as a percentage of revenue for the Company will average between 28% and 29%.

     Corporate expenses increased $9.2 million, or 133%, to $16.1 million for the nine months ended September 30, 1997 from $6.9 million for the corresponding period in 1996. The increase is attributable to (i) expenses related to the 1996 RTO Purchase Acquisitions and the 1996 Alrenco Acquisitions are included for the full nine-month period in 1997 as opposed to the shorter period of expenses incurred in 1996 and (ii) RTO and Alrenco increased staff to accommodate the increased stores managed by the Company in 1997 as a result of the integration of stores acquired in the 1996 and 1997 RTO and Alrenco Acquisitions. As a percentage of revenue, corporate expenses increased to 9.5% from 8.5% for the comparable period in 1996. This percentage increase was due primarily to the duplication of certain corporate expenses during the transition periods subsequent to the integration of the 1996 and 1997 RTO Pooling Acquisitions offset by advertising and vendor co-op reimbursements received by Alrenco in the third quarter.

     Amortization of Intangibles. Amortization of intangibles increased $6.3 million, or 350%, to $8.1 million for the nine months ended September 30, 1997, from $1.8 million for the nine months ended September 30, 1996. This increase was primarily attributable to intangible assets created by the 1996 and 1997 Alrenco Acquisitions and the 1996 and 1997 RTO Purchase Acquisitions. As a percentage of revenue, amortization of intangibles increased to 4.8% for the nine months ended September 30, 1997 from 2.2% for the nine months ended September 30, 1996. The increase was primarily a result of the amortization of noncompetition agreements, customer rental agreements and goodwill from certain of the 1996 and 1997 RTO Purchase Acquisitions and certain of the 1996 and 1997 RTO Pooling Acquisitions.

     Gain on Sale of Assets. In August 1997, Alrenco sold eight marginally performing stores in two separate transactions for an aggregate purchase price of $3.0 million in cash. Net gain on these transactions was $950,400.

     Net Income (loss). Net income decreased $1.8 million, or 64.3%, to $1.0 million for the nine months ended September 30, 1997, from $2.8 million for the comparable period in 1996. As a percentage of revenue, net earnings decreased to 0.6% from 3.4% for the comparable period in 1996. These decreases occurred primarily as a result of higher amortization of intangibles and operating losses attributable to the 16 new stores opened by RTO during the nine months ending September 30, 1997, and increased corporate expenses related to integration of 1996 and 1997 Alrenco and RTO acquisitions.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenue. Revenue increased $46.6 million, or 60.1%, to $124.2 million for the year ended December 31, 1996, from $77.6 million in 1995. Revenue from Alrenco's same store operations accounted for $1.3 million of the increase, and the addition of revenue from 1995 and 1996 Alrenco Acquisitions accounted for $25.0 million of the increase for the year. The increase in Alrenco's same store revenue for the period was mainly attributable to improved performance of the stores acquired in the 1994 and 1995 Alrenco Acquisitions, and an increase in the number of items on rent and in revenue earned per item on rent and improved collections. The remainder of the increase consisted of the addition of revenue of $25.2 million from the 1996 RTO Purchase Acquisitions, offset in part by a $4.6 million decrease in revenue resulting from the sale by RTO of thirteen stores in September 1995 and four stores in September 1996. RTO's same store revenue (not including the results of stores sold, closed, opened or bought during the periods) for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions decreased by $1.5 million, or 4.5%, compared to 1995 due to the reasons discussed under " -- General" above. Revenue from new stores acquired in 1995 and opened on various dates in 1995 and 1996 increased by $1.3 million.

     Direct Store Expenses. Direct store expenses increased $39.2 million, or 60.3%, to $104.2 million for the year ended December 31, 1996, from $65.0 million in 1995, primarily as a result of the addition of direct store expenses of the 1996 RTO Purchase Acquisitions and the 1996 Alrenco Acquisitions from their respective dates of acquisition and the inclusion of direct store expenses of the 1995 Alrenco Acquisition for a full year, offset in part by a $2.4 million decrease in depreciation and disposition of rental merchandise for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions resulting primarily from the sale of thirteen stores in September 1995 and four stores in September 1996 and a $2.3 million decrease in other direct store expenses for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions resulting primarily from the sale by RTO of thirteen stores in September 1995 and four stores in September 1996. As a percentage of revenue, direct store expenses remained unchanged at 83.9% for the year ended December 31, 1996, as compared to the year ended December 31, 1995, as a result of a decrease in depreciation of rental merchandise as a percentage of revenue for Alrenco offset by an increase in other direct store expenses as a percentage of revenue. The decrease in depreciation of rental merchandise as a percentage of revenues was partly a continuing result of the change in Alrenco's depreciation method for new inventory additions. In addition, the decrease was a result of (i) a reduction in the percentage of total RTO revenues contributed by cash sales and other revenue (gross margins are significantly lower on cash sales relative to margins generated on the rental of merchandise) as a result of RTO's acquisition of Action, which had lower cash sales and other revenues as a percentage of total revenues and (ii) the use by Action of a more aggressive pricing strategy, thereby producing greater revenues as a multiple of rental merchandise cost. This decrease was offset by an increase in other direct store expenses, which was was partly attributable to the fact that the stores acquired in the 1996 Alrenco Acquisitions operated at lower average revenue per store and therefore had higher operating costs as a percentage of revenue than the Company's existing stores. In addition, the increase in other direct store expense as a percentage of revenue resulted from:
(i) higher other direct store expenses of the 1996 RTO Purchase Acquisitions;
(ii) higher other direct store expenses as a percentage of revenue for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions attributable to the reasons discussed above; and (iii) higher proportionate direct store expenses associated with six new locations opened by RTO on various dates in 1995 and 1996.

     Corporate Expenses. For the year ended December 31, 1996, corporate expenses increased $2.7 million to $10.7 million from $8.0 million for the year ended December 31, 1995 primarily as a result of the inclusion of corporate expenses for the 1996 RTO Purchase Acquisitions and the hiring of additional corporate and administrative personnel to support the 1996 Alrenco Acquisitions and future store acquisitions. As a percentage of revenue, corporate expenses decreased to 8.6% for the year ended December 31, 1996 from 10.3% for the year ended December 31, 1995 primarily as a result of increased revenue from stores acquired by Alrenco in 1996, greater operating efficiencies achieved through higher rental revenue and lower corporate expenses as a percentage of revenue for the 1996 RTO Purchase Acquisitions, partially offset by higher corporate expenses as a percentage of revenue for the 1996 and 1997 RTO Pooling Acquisitions.

     Amortization of Intangibles. Amortization of intangibles increased $3.4 million, to $4.0 million for the year ended December 31, 1996, from $569,000 in 1995. This increase was attributable to intangible assets created by the 1995 and 1996 Alrenco Acquisitions and the 1996 RTO Purchase Acquisitions. As a percentage of revenue, amortization of intangibles increased to 3.2% for the year ended December 31, 1996, from 0.7% in 1995 for the same reasons.

     Interest Income. Interest income increased $610,000 to $645,000 for the year ended December 31, 1996 from $35,000 in 1995, primarily as a result of the short term investment of excess proceeds from the issuance of RTO Common Stock, net of amounts required for completing the 1996 RTO Purchase Acquisitions and the investment of the cash proceeds of the public offerings of Common Stock by Alrenco.

     Interest Expense. Interest expense decreased $0.9 million, or 36.0%, to $1.6 million for the year ended December 31, 1996, from $2.5 million in 1995. As a percentage of revenue, interest expense decreased to 1.3% for the year ended December 31, 1996, from 3.2% in 1995, partly as a result of using the capital raised by the public offerings of Common Stock to repay all then outstanding indebtedness under the Loan Agreement and partly due to the use of proceeds by Alrenco from the issuance of RTO Common Stock to reduce the debt of the 1996 RTO Purchase Acquisitions and the 1996 RTO Pooling Acquisitions, and the forgiveness of $2.9 million of RTO's debt of one of the 1997 RTO Pooling Acquisitions and $0.4 million of related accrued interest by a secured lender in 1995.

     Net Income. Net earnings decreased $4.1 million, or 77.4%, to $1.1 million for the year ended December 31, 1996, from $5.3 million in 1995, primarily as a result of (i) costs of RTO's business combinations of $1.7 million, primarily representing the professional fees incurred with respect to the 1996 and 1997 RTO Pooling Acquisitions, (ii) nonrecurring key executive signing bonus expense of $1.5 million related to the retention of key employees in the Action Acquisition, (iii) an increase of amortization of intangibles in the amount of $2.5 million as a result of the amortization of noncompetition agreements, customer rental agreements and goodwill from the Action Acquisition, (iv) the increase of other direct store expenses in the amount of $.8 million from the opening of six new RTO locations on various dates in 1995 and 1996, (v) the decrease in same store revenue of $1.5 million for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions; offset by (vi) increased revenues and operating margins in 1996 for the stores acquired in the 1994 and 1995 Alrenco Acquisitions. As a percentage of revenue, net earnings decreased to 0.97% for the year ended December 31, 1996, from 6.8% in 1995.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenue. Revenue increased $8.8 million, or 12.8%, to $77.6 million for the year ended December 31, 1995, from $68.8 million in 1994. Revenue from Alrenco's same store operations accounted for $779,300 of the increase, and the addition of revenue from stores acquired in the 1994 and 1995 Alrenco Acquisitions accounted for $8.4 million of the increase. The increase in Alrenco's same store revenue was primarily attributable to improved performance of the stores acquired in the 1994 Alrenco Acquisition, an increase in the number of items on rent and in revenue earned per item on rent and improved collections. The increase in revenue earned per item on rent was primarily attributable to the purchase and subsequent rental of higher priced merchandise by the Company. The revenue increase was offset by a decrease of $1.0 million in RTO's revenues for the year ended December 31, 1995, from the year ended December 31, 1994, representing revenue reductions of $2.9 million resulting from the sale of RTO stores in September 1995 and the closing of RTO stores in 1994, offset in part by $1.0 million of additional revenue from four RTO stores opened or acquired in 1994 and 1995 and RTO same store revenue increases of $900,000.

     Direct Store Expenses. Direct store expenses increased $8.5 million, or 15.0%, to $65.0 million for the year ended December 31, 1995, from $56.5 million in 1994, primarily as a result of the addition of direct store expenses for the 1995 Alrenco Acquisition from the acquisition date, and the inclusion of direct store expenses of the 1994 Alrenco Acquisition for a full year. As a percentage of revenue, direct store expenses increased to 83.9% for the year ended December 31, 1995, from 82.1% in 1994. This increase was primarily attributable to the fact that (i) the stores acquired in the 1994 Alrenco Acquisition operated at lower average revenue per store and therefore had higher operating costs as a percentage of revenue than the Company's existing stores, (ii) the fact that RTO experienced decreases in total revenue not totally offset by corresponding reductions in other direct store expenses for one of the 1997 RTO Pooling Acquisitions and (iii) the higher percentage of other direct store expenses incurred by RTO inherent in new store opening results; offset in part by a decrease in depreciation of rental merchandise which was primarily a result of the change in Alrenco's depreciation method for new inventory additions and increased revenue per item. The effect of the change in Alrenco's accounting method was to increase net earnings by $470,000 for the year ended December 31, 1995, primarily because of the treatment of merchandise held for rent under the new method. See "-- Certain Components of Net Earnings." This lowering of depreciation of rental merchandise as a percentage of revenue was offset by an increase in RTO's depreciation and disposition of rental merchandise as a result of new RTO store openings in October 1994, March 1995 and October 1995. Depreciation expense as a percentage of rental revenue is generally higher for new merchandise than for used merchandise.

     Corporate Expenses. For the year ended December 31, 1995, corporate expenses increased $0.9 million, or 12.7%, to $8.0 million from $7.1 million for the year ended December 31, 1994 primarily due to the hiring of additional corporate and administrative personnel to support the 1994 and 1995 Alrenco Acquisitions and future acquisitions. As a percentage of revenue, corporate expenses remained constant at 10.3% due to the fact that a decrease in corporate expenses as a percentage of revenue for Alrenco due to increased revenue from stores acquired by Alrenco in 1994 was offset by an increase in corporate expenses as a percentage of revenue for RTO due to increases in salaries combined with the effect of failing to downsize corporate structures in proportion to the reduction in the number of stores and the corresponding revenue reductions.

     Amortization of Intangibles. Amortization of intangibles increased $240,000 to $569,000 for the year ended December 31, 1995, as a result of intangible assets created by the 1994 and 1995 Alrenco Acquisitions and the acquisition of a store by RTO in 1995.

     Interest Expense. Interest expense increased $324,000 to $2.5 million for the year ended December 31, 1995, from $2.1 million in 1994 primarily as a result of the debt incurred in connection with the 1994 and 1995 Alrenco Acquisitions offset by a debt reduction relating to the sale of stores by RTO in September 1995.

     Net Income(Loss). Net income increased $3.1 million, or 140.9%, to $5.3 million for the year ended December 31, 1995, from $2.2 million in 1994. As a percentage of revenue, net income increased to 6.8% for the year ended December 31, 1995, from 3.2% for the 1994 comparable period as a result of a $1.0 million gain on the sale of stores by RTO in September 1995, and an extraordinary item, net of income tax benefit, in the amount of $3.3 million resulting from the forgiveness of debt of 1997 RTO Pooling Acquisition by a secured lender, offset in part by the increase in RTO operating expenses and increased interest expense and lower operating margins for the stores acquired in the 1994 Alrenco Acquisition.

RESULTS OF OPERATIONS -- ALRENCO

     The following table sets forth, for the periods indicated, certain Statement of Earnings data as a percentage of revenue.

                                                                              NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ---------------------------      ------------------
                                             1994       1995       1996        1996        1997
                                             -----      -----      -----      ------      ------
REVENUE:
Rentals and fees...........................  100.0%     100.0%     100.0%     100.0%      100.0%
                                             -----      -----      -----      -----       -----
OPERATING EXPENSES:
Direct store expenses
  Depreciation of rental merchandise.......   26.9       24.2       21.9       21.8        23.7
  Other direct store expenses..............   51.7       55.7       57.1       56.1        55.9
                                             -----      -----      -----      -----       -----
                                              78.6       79.9       79.0       77.9        79.6
Corporate expenses.........................   13.2       11.5        8.8        8.8         8.3
Amortization of intangibles................    0.4        0.8        1.8        1.4         3.2
                                             -----      -----      -----      -----       -----
Operating profit...........................    7.8        7.8       10.4       11.9         8.9
Interest income............................     --         --       (0.2)        --          --
Interest expense...........................    1.7        2.4        1.0        1.4         1.1
Non-operating income.......................     --       (0.3)        --         --        (1.2)
                                             -----      -----      -----      -----       -----
Earnings before income taxes...............    6.1        5.7        9.6       10.5         9.0
Income tax expense.........................    2.7        2.3        3.9        4.3         3.6
                                             -----      -----      -----      -----       -----
Net earnings...............................    3.4%       3.4%       5.7%       6.2%        5.4%
                                             =====      =====      =====      =====       =====

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     Revenue. Revenue increased $32.0 million, or 72.4%, to $76.0 million for the nine months ended September 30, 1997 from $44.2 million for the comparable period in 1996. Revenue growth from same store operations accounted for $581,300, or 1.8% of the increase for the period, and revenue from stores acquired subsequent to December 31, 1996 accounted for $31.4 million or 98.2% of the increase.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased $8.5 million, or 88.0%, to $18.1 million for the nine months ended September 30, 1997 from $9.6 million for the comparable period in 1996. As a percentage of revenue, depreciation of rental merchandise increased to 23.7% from 21.8% for the nine months ended September 30, 1996, primarily as a result of discounted terms on second and third quarter rentals.

     Other Direct Store Expenses. Other direct store expenses increased $17.8 million, or 71.8%, to $42.6 million for the nine months ended September 30, 1997 from $24.8 million for the comparable period in 1996. As a percentage of revenue, other direct store expenses decreased to 55.9% from 56.1% for the nine months ended September 30, 1996. This percentage decrease was primarily attributable to increased revenue from the stores acquired in the 1996 and 1997 Alrenco Acquisitions.

     Corporate Expenses. Corporate expenses increased $2.4 million, or 61.4%, to $6.3 million for the nine months ended September 30, 1997 from $3.9 million for the nine months ended September 30, 1996. As a percentage of revenue, corporate expenses decreased to 8.3% from 8.8% for the comparable period in 1996. This percentage decrease was due primarily to advertising and vendor co-op reimbursement received in the third quarter.

     Amortization of Intangibles. Amortization of intangibles increased $1.8 million, or 289.3%, to $2.4 million for the nine months ended September 30, 1997, from $613,000 for the nine months ended September 30, 1996. This increase was primarily attributable to intangible assets created by the 1996 and 1997 Alrenco Acquisitions. As a percentage of revenue, amortization of intangibles increased to 3.2% for the nine months ended September 30, 1997 from 1.4% for the nine months ended September 30, 1996. A portion of intangibles is amortized over a 15 month period from the date of acquisition. As intangibles created by the 1996 and 1997 Alrenco Acquisitions become fully amortized, amortization expense for these acquisitions will correspondingly decrease.

     Gain on Sale of Assets. In August 1997, Alrenco sold eight marginally performing stores in two separate transactions for an aggregate purchase price of $3.0 million in cash. Net gain on these transactions was $950,400.

     Net Earnings. Net earnings increased $1.4 million, or 50.1%, to $4.1 million for the nine months ended September 30, 1997, from $2.7 million for the comparable period in 1996. As a percentage of revenue, net earnings decreased to 5.4% from 6.2% for the comparable period in 1996. This percentage decrease was primarily attributable to higher amortization of intangibles.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenue. Revenue increased $26.3 million, or 69.9%, to $63.9 million for the year ended December 31, 1996, from $37.6 million in 1995. Revenue from same store operations accounted for $1.3 million, or 4.9% of the increase, and revenue from acquired stores accounted for $25.0 million, or 95.1% of the increase for the year. Management believes that the increase in revenue for the period was primarily attributable to improved performance of the stores acquired in the 1994 and 1995 Alrenco Acquisitions, and an increase in the number of items on rent and in revenue earned per item on rent, improved collections and the addition of revenue from operations of the stores acquired in 1996.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased $4.9 million, or 53.5%, to $14.0 million for the year ended December 31, 1996, from $9.1 million in 1995. As a percentage of revenue, depreciation of rental merchandise decreased to 21.9% for the year ended December 31, 1996, from 24.2% in 1995, primarily as a continuing result of the change in Alrenco's depreciation method for new inventory additions.

     Other Direct Store Expenses. Other direct store expenses increased $15.6 million, or 74.3%, to $36.5 million for the year ended December 31, 1996, from $20.9 million in 1995. As a percentage of revenue, other direct store expenses increased to 57.1% for the year ended December 31, 1996, from 55.7% in 1995. This increase was primarily attributable to the fact that the stores acquired in the 1996 Alrenco Acquisitions operated at lower average revenue per store and therefore had higher operating costs as a percentage of revenue than Alrenco's existing stores.

     Corporate Expenses. Corporate expenses increased $1.3 million, or 28.8%, to $5.6 million for the year ended December 31, 1996, from $4.3 million in 1995. This increase was primarily attributable to additional corporate and administrative personnel hired to support the 1996 Alrenco Acquisitions and future store acquisitions. As a percentage of revenue, corporate expenses decreased to 8.8% for the year ended December 31, 1996, from 11.5% in 1995, primarily as a result of increased revenue from stores acquired in 1996 and greater operating efficiencies achieved through higher rental revenue.

     Amortization of Intangibles. Amortization of intangibles increased $856,000, or 300.4%, to $1.1 million for the year ended December 31, 1996, from $285,000 in 1995, primarily as a result of intangible assets created by the 1995 and 1996 Alrenco Acquisitions. As a percentage of revenue, amortization of intangibles increased to 1.8% for the year ended December 31, 1996, from 0.8% in 1995, primarily as a result of intangible assets created in the 1995 and 1996 Alrenco Acquisitions.

     Interest Income. Interest income of $134,000 was provided in the year ended December 31, 1996 by investing the cash proceeds of the public offerings of Common Stock until the proceeds could be used for acquisitions.

     Interest Expense. Interest expense decreased $242,000, or 27.0%, to $652,000 for the year ended December 31, 1996, from $894,000 in 1995. As a percentage of revenue, interest expense decreased to 1.0% for the year ended December 31, 1996, from 2.4% in 1995, primarily as a result of the capital raised by the public offerings of Common Stock. A portion of the net proceeds of such offerings was used to repay all then outstanding indebtedness under the Loan Agreement.

     Net Earnings. Net earnings increased $2.4 million, or 189.2%, to $3.7 million for the year ended December 31, 1996, from $1.3 million in 1995. As a percentage of revenue, net earnings increased to 5.7% for the year ended December 31, 1996, from 3.4% in 1995, primarily as a result of increased revenues and operating margins in 1996 for the stores acquired in the 1994 and 1995 Alrenco Acquisitions.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenue. Revenue increased $9.8 million, or 35.2%, to $37.6 million for the year ended December 31, 1995, from $27.8 million in 1994. Revenue from same store operations accounted for $779,300, or 8.5% of the increase, and revenue from stores acquired in the 1994 and 1995 Alrenco Acquisitions accounted for $8.4 million, or 91.5% of the increase. Management believes that the increase in revenue was primarily attributable to improved performance of the stores acquired in the 1994 Alrenco Acquisition, an increase in the number of items on rent and in revenue earned per item on rent, improved collections and the addition of revenue from four months of operations of the stores acquired in the 1995 Alrenco Acquisition. The increase in revenue earned per item on rent was primarily attributable to the purchase and subsequent rental of higher priced merchandise.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased $1.6 million, or 21.6%, to $9.1 million for the year ended December 31, 1995, from $7.5 in 1994. As a percentage of revenue, depreciation of rental merchandise decreased to 24.2% for the year ended December 31, 1995, from 26.9% in 1994, primarily as a result of the change in Alrenco's depreciation method for new inventory additions and increased revenue per item. The effect of the change in accounting method was to increase net earnings by $470,000 for the year ended December 31, 1995, primarily because of the treatment of merchandise held for rent under the new method. See " -- Certain Components of Net Earnings."

     Other Direct Store Expenses. Other direct store expenses increased $6.5 million, or 45.5%, to $20.9 million for the year ended December 31, 1995, from $14.4 million in 1994. As a percentage of revenue, other expenses increased to 55.7% for the year ended December 31, 1995, from 51.7% in 1994. This increase was primarily attributable to the fact that the stores acquired in the 1994 Alrenco Acquisition operated at lower average revenue per store and therefore had higher operating costs as a percentage of revenue than Alrenco's existing stores.

     Corporate Expenses. Corporate expenses increased $660,900, or 18.0%, to $4.3 million for the year ended December 31, 1995, from $3.7 million in 1994. This increase was primarily attributable to additional corporate and administrative personnel to support the 1994 and 1995 Alrenco Acquisitions and future store acquisitions. As a percentage of revenue, corporate expenses decreased to 11.5% for the year ended December 31, 1995, from 13.2% in 1994, primarily as a result of increased revenue from stores acquired in 1994 and greater operating efficiencies achieved through higher rental revenue.

     Amortization of Intangibles. Amortization of intangibles increased $188,000 to $285,000 for the year ended December 31, 1995, primarily as a result of intangible assets created by the 1994 and 1995 Alrenco Acquisitions.

     Interest Expense. Interest expense increased $433,000, or 93.9%, to $894,000 for the year ended December 31, 1995, from $461,000 in 1994. As a percentage of revenue, interest expense increased to 2.4% for the year ended December 31, 1995, from 1.7% in 1994, primarily as a result of the debt incurred in connection with the 1994 and 1995 Alrenco Acquisitions.

     Non-Operating Income. Non-operating income of $100,000 was provided in the year ended December 31, 1995 by the gain on sale of securities previously held by Alrenco.

     Net Earnings. Net earnings increased $305,000, or 31.7%, to $1.3 million for the year ended December 31, 1995, from $962,000 in 1994. As a percentage of revenue, net earnings decreased to 3.4% for the year ended December 31, 1995, from 3.5% for the 1994 comparable period, primarily as a result of increased interest expense and lower operating margins for the stores acquired in the 1994 Alrenco Acquisition.

RESULTS OF OPERATIONS -- RTO

     For the years ended December 31, 1994, 1995 and 1996 and the nine month periods ended September 30, 1996 and 1997, the differences in operating results are also impacted by the changes in number of stores operated due to (i) the sale, merger or closing of certain stores in 1994, 1995 and 1996, (ii) the opening of new stores during such periods and (iii) the inclusion of purchased stores' operating results from the respective dates of acquisition in accordance with the purchase accounting requirements of APB 16.

     The following table sets forth, for the periods indicated, certain Statement of Operations data as a percentage of total revenue.

                           RTO, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                         YEARS ENDED DECEMBER 31,   SEPTEMBER 30,
                                                         ------------------------   -------------
                                                          1994     1995     1996    1996    1997
                                                         ------   ------   ------   -----   -----
Rental and fee revenue.................................   93.5%    93.6%    95.0%    94.1%   95.9%
Cash sales and other revenue...........................    6.5      6.4      5.0      5.9     4.1
          Total revenue................................  100.0    100.0    100.0    100.0   100.0
                                                         -----    -----    -----    -----   -----
Depreciation and disposition of rental merchandise.....   33.5     34.4     31.3     31.3    27.1
Other direct store expenses............................   49.8     51.2     55.5     52.7    56.3
                                                         -----    -----    -----    -----   -----
          Total direct store expenses..................   83.3     85.6     86.8     84.0    83.4
Corporate expenses.....................................    9.4     11.1     10.9     10.7    12.0
Cost of business combinations..........................     --       --      2.9       .1      .9
Amortization of intangibles............................    0.5      0.7      4.5      3.1     6.1
Key executive signing bonuses..........................     --       --      2.5      4.0      .4
                                                         -----    -----    -----    -----   -----
          Total operating expenses.....................   93.2     97.4    107.6    101.9   102.8
Other income (expense):
  Interest income (expense)............................   (4.0)    (3.9)    (0.7)    (1.3)    (.6)
  Gain on sale of stores...............................     --      2.6      1.2      2.0      --
  Other non-operating income (net).....................    0.3      0.4      0.8       .6      --
                                                         -----    -----    -----    -----   -----
          Income (loss) before income taxes and
            extraordinary item.........................    3.1      1.7     (6.3)     (.6)   (3.4)
Income tax expense (benefit)...........................    0.1       --     (2.1)     (.8)    (.2)
Extraordinary item (net of income tax expense).........     --      8.3       --       --      --
                                                         -----    -----    -----    -----   -----
Net income (loss)......................................    3.0%    10.0%    (4.2)%     .2    (3.2)
                                                         =====    =====    =====    =====   =====

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     RTO's results of operations for the nine months ended September 30, 1996 represent the combined results of the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions and the 1996 RTO Purchase Acquisitions from the respective dates of acquisition. RTO was incorporated on June 20, 1996 and had only three months of financial activity for the period between incorporation and September 30, 1996. RTO's results of operations for the nine months ended September 30, 1997 represent the combined results of the 1996 RTO Pooling Acquisitions, the 1997 RTO Pooling Acquisitions and the 1996 RTO Purchase Acquisitions and the results of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition.

     Total revenue. Total revenue increased $56.0 million, or 150.4% to $93.3 million for the nine months ended September 30, 1997 from $37.2 million for the nine months ended September 30, 1996, primarily as a result of an additional $58.9 million in revenue due to the inclusion of revenue of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition, and the inclusion of revenue of the 1996 RTO Purchase Acquisitions for a full nine-month period in 1997, offset in part by a net decrease in revenue from the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions of $2.9 million, or 10.7%, for the reasons described under "-- General" above, including a decrease of $1.2 million related to the sale of four stores in September 1996.

     Depreciation and disposition of rental merchandise. Depreciation and disposition of rental merchandise increased $13.6 million, or 116.2%, to $25.3 million for the period ended September 30, 1997, from $11.7 million for the nine months ended September 30, 1996, primarily from the addition of depreciation and disposition of rental merchandise of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition, and the inclusion of depreciation and disposition of rental merchandise of the 1996 RTO Purchase Acquisitions, for a full nine-month period. However, as a percentage of total revenue, depreciation and disposition of rental merchandise decreased to 27.1% for the nine months ended September 30, 1997, from 31.4% for the nine months ended September 30, 1996, as a result of (i) the decline in depreciation and disposition of rental merchandise as a percentage of revenue from 31.8% in 1996 to 25.5% in 1997 in the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions as a result of (a) lower rental merchandise costs as a percentage of revenue during the nine months ended September 30, 1997, due to the failure of certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions to replenish rental merchandise during the last quarter of 1996 and first quarter of 1997, as discussed under "-- Results of Operations" above (depreciation expense as a percentage of rental revenue is generally lower for the rental of used merchandise as compared to new merchandise), (b) reducing, in accordance with the policies of RTO, the percentage of total revenues contributed by cash sales and other revenue (gross margins are significantly lower on cash sales relative to margins generated on the rental of merchandise) for certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions, (c) increasing, during the nine months ended September 30, 1997, the revenue generated as a multiple of rental merchandise cost for certain of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions in order to conform the pricing policies of such acquisitions to RTO's pricing policies, and (d) electing to depreciate all additions to rental merchandise acquired subsequent to December 31, 1996 using the income forecasting method and other conforming changes resulting in a nonrecurring decrease in depreciation expense and (ii) the use by one of the 1997 RTO Purchase Acquisitions of a more aggressive pricing strategy, thereby producing greater revenues as a multiple of rental merchandise cost. The factors contributing to the decline in depreciation and disposition of rental merchandise as a percentage of revenue described in clauses (i)(a) and (i)(d) are non-recurring in nature and caused depreciation and disposition of rental merchandise as a percentage of revenue to decrease to a level lower than that which management of the Company believes is sustainable. Management of the Company believes that, on an ongoing basis, depreciation and disposition of rental merchandise as a percentage of revenue for the Company will average between 28% and 29%.

     Other direct store expenses. Other direct store expenses increased $32.9 million, or 167.5%, to $52.5 million for the nine months ended September 30, 1997, from $19.6 million for the nine months ended September 30, 1996, primarily as a result of an additional $33.1 million of other direct store expenses due to the inclusion of other direct store expenses of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition and the inclusion of other direct store expenses of the 1996 RTO Purchase Acquisitions for a full nine-month period, offset in part by a decrease in other direct store expenses of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions of $0.2 million. As a percentage of revenue, other direct store expenses increased to 56.3% for the nine months ended September 30, 1997, from 52.7% for the nine months ended September 30, 1996, primarily as a result of (i) higher proportionate other direct store expenses associated with 16 new locations opened during the nine months ended September 30, 1997, (ii) a higher percentage of other direct store expenses for the 1996 RTO Purchase Acquisitions and the 1997 RTO Purchase Acquisitions and (iii) a higher percentage of other direct store expenses for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions for the reasons discussed under "-- General" above.

     Corporate expenses. Corporate expenses increased $7.2 million, or 180.2% to $11.2 million for the nine months ended September 30, 1997, from $4.0 million for the nine months ended September 30, 1996, primarily as a result of an additional $5.9 million of corporate expenses due to the inclusion of corporate expenses of the 1997 RTO Purchase Acquisitions from the respective dates of acquisition and the inclusion of corporate expenses of the 1996 RTO Purchase Acquisitions for a full nine-month period, and an increase in corporate expenses of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions of $1.3 million. As a percentage of revenue, corporate expenses increased to 12.0% for the nine months ended September 30, 1997, from 10.7% for the nine months ended September 30, 1996, primarily as a result of corporate expenses in the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions not being reduced in proportion to revenue decreases and duplication of certain corporate expenses during transition periods subsequent to certain acquisitions.

     Amortization of intangibles. Amortization of intangibles increased $4.5 million, or 369.3%, to $5.6 million for the nine months ended September 30, 1997, from $1.1 million for the nine months ended September 30, 1996, due to the acquisition of the 1996 and 1997 RTO Purchase Acquisitions. As a percentage of total revenue, amortization of intangibles increased to 6.0% for the nine months ended September 30, 1997, from 3.1% for the nine months ended September 30, 1996, primarily as a result of the amortization of noncompetition agreements, customer rental agreements and goodwill of $4.5 million from the 1996 and 1997 RTO Purchase Acquisitions.

     Interest income. Interest income decreased $38,000, or 16.6%, to $193,000 for the nine months ended September 30, 1997, from $231,000 for the nine months ended September 30, 1996, primarily as a result of utilizing, subsequent to September 30, 1996, the proceeds from the issuance of RTO Common Stock in June and July 1996 for the 1996 RTO Purchase Acquisitions and 1997 RTO Purchase Acquisitions.

     Interest expense. Interest expense increased $55,000, or 25.3%, to $757,000 for the nine months ended September 30, 1997, from $702,000 for the nine months ended September 30, 1996, primarily as a result of increased borrowings under RTO's credit facility and accrued interest on notes payable incurred in connection with certain of the 1997 RTO Purchase Acquisitions. As a percentage of total revenue, interest expense decreased to 0.8% for the nine months ended September 30, 1997, from 1.9% for the nine months ended September 30, 1996, primarily as a result of repayment of debt assumed in the 1996 RTO Purchase Acquisitions, the 1996 RTO Pooling Acquisitions, the 1997 RTO Purchase Acquisitions and the 1997 RTO Pooling Acquisitions with proceeds received from the issuance of RTO Common Stock.

     Net income (loss). The net income (loss) for the period ended September 30, 1997, decreased from income of $.1 million for the nine months ended September 30, 1996 to a loss of $3.1 million primarily as a result of the amortization of intangibles relating to the 1996 RTO Purchase Acquisitions and 1997 RTO Purchase Acquisitions and professional fees associated with the business combinations in the amount of $.8 million. Additionally, the 16 new stores opened during the nine months ending September 30, 1997, created an operating loss of $1.3 million on revenue of $1.2 million for the same period with $.5 million in depreciation and disposition of rental merchandise and $2.0 million in other direct store expenses.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     As previously noted, the results of operations for the year ended December 31, 1995 represent the combined results of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions. The results of operations for the year ended December 31, 1996 represent the combined results of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions and the results of the 1996 RTO Purchase Acquisitions from the dates of acquisition.

     Total revenue. Total revenue increased $20.3 million, or 50.9%, to $60.3 million for the year ended December 31, 1996, from $40.0 million in 1995. The increase consisted primarily of revenue of $25.2 million from the 1996 RTO Purchase Acquisitions, offset in part by a $4.6 million decrease in revenue resulting from the sale of thirteen stores in September 1995 and four stores in September 1996. Same store revenue (not including the results of stores sold, closed, opened or bought during the periods) for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions decreased by $1.5 million, or 4.5%, compared to 1995 due to the reasons discussed under "-- General" above. Revenue from new stores acquired in 1995 and opened on various dates in 1995 and 1996 increased by $1.3 million. Cash sales and other revenue decreased as a percentage of total revenue because of the addition of the results of the 1996 RTO Purchase Acquisitions, whose results reflect a smaller percentage of cash sales to total revenue.

     Depreciation and disposition of rental merchandise. Depreciation and disposition of rental merchandise increased $5.2 million, or 37.3%, to $18.9 million for the year ended December 31, 1996, from $13.7 million in 1995, primarily as a result of $7.6 million in depreciation and disposition of rental merchandise for the 1996 RTO Purchase Acquisitions, offset in part by a $2.4 million decrease in depreciation and disposition of rental merchandise for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions resulting primarily from the sale of thirteen stores in September 1995 and four stores in September 1996. As a percentage of revenue, depreciation and disposition of rental merchandise decreased to 31.3% for the year ended December 31, 1996 from 34.4% in 1995, primarily as a result of (i) a reduction in the percentage of total revenues contributed by cash sales and other revenue (gross margins are significantly lower on cash sales relative to margins generated on the rental of merchandise) as a result of the Action Acquisition, which had lower cash sales and other revenues as a percentage of total revenues, and (ii) the use by Action of a more aggressive pricing strategy, thereby producing greater revenues as a multiple of rental merchandise cost.

     Other direct store expenses. Other direct store expenses increased $12.9 million, or 63.5%, to $33.4 million for the year ended December 31, 1996, from $20.5 million in 1995, primarily as a result of the inclusion of $15.2 million of other direct store expenses for the 1996 RTO Purchase Acquisitions offset in part by a $2.3 million decrease in other direct store expenses for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions resulting primarily from the sale of thirteen stores in September 1995 and four stores in September 1996. As a percentage of revenue, other direct store expenses increased to 55.5% for the year ended December 31, 1996, from 51.2% in 1995, primarily as a result of (i) higher other direct store expenses of the 1996 RTO Purchase Acquisitions,
(ii) higher other direct store expenses as a percentage of revenue for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions attributable to the reasons discussed above and (iii) higher proportionate direct store expenses associated with the six new locations opened on various dates in 1995 and 1996.

     Corporate expenses. Corporate expenses increased $2.1 million, or 47.2%, to $6.5 million for the year ended December 31, 1996, from $4.4 million in 1995. This increase was the result of the inclusion of $2.2 million in corporate expenses for the 1996 RTO Purchase Acquisitions. As a percentage of revenue, corporate expenses decreased to 10.9% for the year ended December 31, 1996 from 11.1% in 1995, primarily as a result of lower corporate expenses as a percentage of revenue for the 1996 RTO Purchase Acquisitions which was partially offset by higher corporate expenses as a percentage of revenue for the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions due primarily to revenue decreases during the second half of 1996 due to the reasons discussed under "-- General."

     Costs of business combinations. For the year ended December 31, 1996, RTO incurred costs of business combinations of $1.7 million, representing the professional fees incurred with respect to the 1996 RTO Pooling Acquisitions and several of the 1997 RTO Pooling Acquisitions which had been initiated during the third and fourth quarters of 1996.

     Key executive signing bonuses. For the year ended December 31, 1996, RTO incurred non-recurring key executive signing bonuses of $1.5 million related to the retention of key employees in the Action Acquisition.

     Amortization of intangibles. Amortization of intangibles increased $2.5 million to $2.8 million for the year ended December 31, 1996, from $0.3 million in 1995, primarily as a result of the amortization of noncompetition agreements, customer rental agreements and goodwill from the Action Acquisition. As a percentage of revenue, amortization of intangibles increased to 4.5% for the year ended December 31, 1996, from 0.7% in 1995, primarily as a result of such amortization.

     Interest income. Interest income increased $477,000, or 1,345%, to $512,000 for the year ended December 31, 1996, from $35,000 in 1995, primarily as a result of the short term investment of excess proceeds from the issuance of RTO Common Stock, net of amounts required for completing the 1996 RTO Purchase Acquisitions.

     Interest expense. Interest expense decreased $0.7 million, or 41.6%, to $0.9 million for the year ended December 31, 1996, from $1.6 million in 1995, and as a percentage of revenue, interest expense decreased to 1.5% for the year ended December 31, 1996, from 4.0% in 1995 primarily as a result of using proceeds from the issuance of RTO Common Stock to reduce the debt of the 1996 RTO Purchase Acquisitions and the 1996 RTO Pooling Acquisitions, and the forgiveness of $2.9 million of debt and $0.4 million of accrued interest by a secured lender in 1995.

     Net Income (loss). Net income decreased $6.5 million, to a net loss of $2.5 million for the year ended December 31, 1996, from net income of $4.0 million in 1995, primarily as a result of (i) costs of business combinations of $1.7 million, representing the professional fees incurred with respect to the 1996 and 1997 RTO Pooling Acquisitions, (ii) non-recurring key executive signing bonus expense of $1.5 million, related to the retention of key employees in the Action Acquisition, (iii) an increase of amortization of intangibles in the amount of $2.5 million as a result of the amortization of noncompetition agreements, customer rental agreements and goodwill from the Action Acquisition,
(iv) the increase of other direct store expenses in the amount of $.8 million from the opening of six new locations on various dates in 1995 and 1996, and (v) the decrease in same store revenue of $1.5 million for the 1996 RTO Pooling Acquisitions and the 1997 RTO Pooling Acquisitions.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     The results of operations for the years ended December 31, 1995 and December 31, 1994 are exclusively those of the 1996 RTO Pooling Acquisitions and 1997 RTO Pooling Acquisitions and include no results from 1996 RTO Purchase Acquisitions or 1997 RTO Purchase Acquisitions.

     Total revenue. Total revenue decreased $1.0 million, or 2.5%, to $40.0 million for the year ended December 31, 1995, from $41.0 million in 1994, representing revenue reductions of $2.9 million resulting from the sale of stores in September 1995 and the closing of stores in 1994, offset in part by $1.0 million of additional revenue from four stores opened or acquired in 1994 and 1995 and same store revenue increases of $900,000, or 2.6%. Same store results were adversely impacted by a 4.3% decrease in revenue from an RTO acquisition due to capital resource constraints related to a prior bankruptcy filing.

     Depreciation and disposition of rental merchandise. Depreciation and disposition of rental merchandise increased by $18,000 to $13.7 million in 1995. As a percentage of total revenue, depreciation and disposition of rental merchandise increased to 34.4% for the year ended December 31, 1995 from 33.5% in 1994, primarily as a result of new store openings in October 1994, March 1995 and October 1995. Depreciation expense as a percentage of rental revenue is generally higher for new merchandise than for used merchandise.

     Other direct store expenses. Other direct store expenses increased by $61,000 to $20.5 million in 1995. As a percentage of total revenue, other direct store expenses increased to 51.2% for the year ended December 31, 1995, from 49.8% in 1994, primarily as a result of decreases in total revenue not totally offset by corresponding reductions in other direct store expenses for an RTO acquisition and as a result of the higher percentage of other direct store expenses inherent in new store opening results.

     Corporate expenses. Corporate expenses increased $0.5 million, or 15.1%, to $4.4 million for the year ended December 31, 1995, from $3.9 million in 1994 and, as a percentage of revenue, corporate expenses increased to 11.1% for the year ended December 31, 1995, from 9.4% for 1994, primarily due to increases in salaries combined with the effect of failing to downsize corporate structures commensurate with the reduction in number of stores and the corresponding revenue reductions.

     Amortization of intangibles. Amortization of intangibles increased $74,000, or 36.4%, to $280,000 for the year ended December 31, 1995, from $206,000 in 1994, primarily as a result of the acquisition of one store in 1995. As a percentage of revenue, amortization of intangibles increased to 0.7% for the year ended December 31, 1995, from 0.5% in 1994, primarily as a result of
(i) a decrease of $1.0 million in revenue from period to period as a result of the sale of stores in September 1995 and the closing of stores in 1994 and (ii) the increase in amortization from the acquisition of one store in 1995.

     Interest income. Interest income decreased $3,000, or 8.5%, to $35,000 for the year ended December 31, 1995.

     Interest expense. Interest expense decreased $0.1 million, or 6.5%, to $1.6 million for the year ended December 31, 1995, from $1.7 million in 1994, primarily as a result of debt reduction relating to the sale of stores in September 1995.

     Gain on sale of stores. RTO recorded a gain of $1.0 million for the year ended December 31, 1995, on the sale of thirteen stores in September 1995.

     Extraordinary item. RTO recorded an extraordinary item, net of income tax benefit, of $3.3 million for the year ended December 31, 1995, resulting from forgiveness of debt by a secured lender.

     Net income (loss). Net income increased $2.8 million, or 228.1%, to $4.0 million for the year ended December 31, 1995, from $1.2 million in 1994 and, as a percentage of revenue, net income increased to 10.0% for the year ended December 31, 1995, from 3.0% for 1994, primarily as a result of the $1.0 million gain on the sale of stores in September 1995, and the extraordinary item, net of income tax benefit, in the amount of $3.3 million, offset in part by the increase in operating expenses and the decrease in revenue.

RESULTS OF OPERATIONS -- ACTION

     The following table sets forth certain historical Statement of Operations data for Action for the years ended December 31, 1994 and 1995.

                       ACTION TV & APPLIANCE RENTAL, INC.
                            STATEMENTS OF OPERATIONS

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                           1994        1995
                                                          ------      ------
Rental and fee revenue..................................    97.9%       97.9%
Cash sales and other revenue............................     2.1         2.1
                                                          ------      ------
  Total revenue.........................................   100.0       100.0
                                                          ------      ------
Depreciation and disposition of rental merchandise......    29.5        29.8
Other direct store expenses.............................    50.6        52.2
                                                          ------      ------
  Total direct store expenses...........................    80.1        82.0
Corporate expenses......................................     7.9         8.4
Amortization of intangibles.............................     0.4         0.8
  Operating income......................................    11.6         8.8
Other income (expense)..................................    (1.0)       (1.3)
                                                          ------      ------
  Income before income taxes............................    10.6         7.5
Income tax expense......................................      .4          .3
                                                          ------      ------
          Net income....................................    10.2%        7.2%
                                                          ======      ======

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     The results of operations for the years ended December 31, 1994 and 1995 represent only the results of operations of Action. During the year ended December 31, 1995, Action acquired 43 rental-purchase stores (the "1995 Acquisitions"). All of the 1995 Acquisitions were accounted for as purchases. The results of operations of the 1995 Acquisitions have been included in Action's results of operations for the year ended December 31, 1995 since the respective date of such acquisitions. Because of the 1995 Acquisitions, the results of operations of Action for the year ended December 31, 1995, and comparisons of such results with the results of operations of Action for the year ended December 31, 1994, may not be meaningful or indicative of future results. In addition, Action was a corporation taxed under Subchapter S of the Code and, accordingly, was not subject to federal income taxes.

     Total revenue. Total revenue increased $7.2 million, or 18.1%, to $47.1 million for the year ended December 31, 1995, from $39.9 million in 1994. The increase in total revenue was attributable to the purchase of 43 stores by Action throughout 1995. Total revenue for same stores owned for twelve months increased by $1.5 million, or 3.7%, to $41.4 million in 1995 from $39.9 million in 1994. The increase in total revenue from same store operations was primarily attributable to continued increases in total revenue earned per item on rent and an improvement in the percentage of collections made by Action.

     Depreciation and disposition of rental merchandise. Depreciation and disposition of rental merchandise increased $2.2 million, or 19.1%, to $14.0 million for the year ended December 31, 1995, from $11.8 million in 1994. As a percentage of total revenue, depreciation of rental merchandise increased to 29.8% for the year ended December 31, 1995 from 29.5% in 1994. The increase in depreciation and disposition of rental merchandise is primarily attributable to the higher levels of new rental merchandise as a result of the acquisition of 43 stores.

     Other direct store expenses. Other direct store expenses increased $4.4 million, or 22.0%, to $24.6 million for the year ended December 31, 1995, from $20.2 million in 1994, as a result of (i) an increase in salaries and wages of $2.3 million, (ii) an increase in occupancy costs of $1.1 million, (iii) an increase of $.2 in advertising, and (iv) an increase in other miscellaneous direct store expenses of $1.8 million. All of the increases were the result of the 1995 Acquisitions, less favorable expense coverage efficiencies of acquired stores, entry into markets with higher space costs, duplication of facilities, and increased repair, maintenance and accessories expense of rental merchandise for the acquired stores. As a percentage of total revenue, other direct store expenses increased to 52.2% for the year ended December 31, 1995, from 50.6% in 1994, primarily as a result of the less favorable expense coverage efficiency of acquired stores due to inadequate revenue and duplication of facilities.

     Corporate expenses. Corporate expenses increased $0.8 million, or 25.4%, to $3.9 million for the year ended December 31, 1995, from $3.1 million in 1994, primarily as a result of (i) $250,000 of legal expenses incurred in settlement of a lawsuit, (ii) increased travel related to the 1995 Acquisitions and (iii) increased staffing to handle the additional store count. As a percentage of total revenue, corporate expense increased to 8.4% for the year ended December 31, 1995, from 7.9% in 1994, primarily as a result of the additional expenses associated with the 1995 Acquisitions.

     Amortization of intangibles. Amortization of intangibles increased $.2 million, or 141.4%, to $.4 million for the year ended December 31, 1995, from $.2 million in 1994, and as a percentage of total revenue, amortization of intangibles increased to .8% for the year ended December 31, 1995, from .4% in 1994 primarily as a result of amortizing the intangibles acquired in the 1995 Acquisitions.

     Other expense. Other expense increased $221,000 to $618,000 for the year ended December 31, 1995, from $397,000 in 1994, primarily as a result of an increase of $262,000 for interest expense attributable to the 1995 Acquisitions, which was offset in part by an increase in other income of $41,000. As a percentage of total revenue, other expense increased to 1.3% for the year ended December 31, 1995, from 1.0% for 1994, primarily as a result of the increase in interest expense.

     Income before income taxes. Income before income taxes decreased $.7 million, or 16.8%, to $3.5 million in 1995 from $4.2 million in 1994. The decrease is attributable to the increased amortization of intangibles, the acquisition of unprofitable stores, the increase in interest expense, the settlement of the lawsuit and duplicate costs of acquisitions in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary requirements for capital consist of the acquisition of existing stores (including the retirement of any assumed acquisition indebtedness), the opening of new stores, the purchase of additional rental merchandise for new store openings and replacement of rental merchandise which has been sold, charged-off, rented to term or is no longer suitable for rent.

     On January 23, 1996, Alrenco completed an initial public offering of 1,800,000 shares of Common Stock which included 700,000 shares by a selling shareholder. Proceeds of the sale to Alrenco net of underwriters discount but before expenses amounted to $14,322,000. On February 26, 1996, the underwriters of the offering exercised part of their over-allotment option for 219,200 shares. Net proceeds to Alrenco from this transaction amounted to $2,853,984. A portion of the net proceeds of the public offering was used to repay all outstanding indebtedness under the Loan Agreement.

     On September 18, 1996, Alrenco completed a public offering of 1,500,000 shares of Common Stock. Proceeds of the sale to Alrenco net of underwriters discount but before expenses amounted to $30,315,000. On October 17, 1996, the underwriters of the offering exercised part of their over-allotment option for 149,300 shares. Net proceeds to Alrenco from this transaction amounted to $3,017,353. A portion of the net proceeds of the public offering was used to repay all outstanding indebtedness under the Loan Agreement.

     On June 20, 1996, RTO completed a private placement of 104,545 shares of its common stock. RTO received proceeds of $93.1 million from the private placement. Since this initial capitalization, and prior to the RTO Merger, RTO issued an additional 16,426.47 shares of its common stock in connection with the 1996 RTO Purchase Acquisitions and the 1996 and 1997 Pooling Acquisitions. During the nine months ended September 30, 1997, RTO purchased the equivalent of 190 shares of its Common Stock from dissenting shareholders of the 1997 Pooling Acquisitions.

     For RTO and Alrenco collectively, cash used in operating activities totaled $2.2 million for the year ended December 31, 1996 as compared to cash provided by operations of $3.2 million for the year ended December 31, 1995. This $5.4 million change is attributable to a significant increase in purchases of rental merchandise, a decrease in net income offset by an increase in depreciation and disposition of rental merchandise. Net cash used in investing activities was $76.7 million for the year ended December 31, 1996, an increase of $71.8 million over the year ended December 31, 1995, primarily due to funds used to acquire businesses. Net cash provided by financing activities was $113.5 million for the year ended December 31, 1996 which included the proceeds of the two public stock offerings partially offset by repayments on credit facilities and capital leases. During the nine months ended September 30, 1996 and 1997, RTO and Alrenco purchased additional rental merchandise for aggregate amounts of $25.2 and $50.3 million, respectively. The significant increase in merchandise purchases during the nine months ended September 30, 1997 as compared to the periods ended in 1995 and 1996 reflects the cost of merchandising 16 new stores openings during the period and the integration of 174 stores acquired through purchases or poolings-of-interests during the period.

     RTO and Alrenco collectively purchased businesses, net of cash acquired, for aggregate amounts of approximately $7.2 million and $74.5 million during the years ended December 31, 1995 and 1996, respectively. During the nine months ended September 30, 1996 and 1997, RTO and Alrenco collectively purchased businesses, net of cash acquired for aggregate amounts of approximately $71.5 million and $49.1 million, respectively. In relation to the purchase acquisitions during the nine months ended September 30, 1997, $4.4 million was paid in cash to retire assumed debt, notes in the amount of $5 million and convertible into Common Stock at $13.92 per share were issued and a note for $2.1 million payable in three installments of $700,000 beginning January 3, 1997 was issued.

     In acquiring the RTO 1997 Pooling Acquisitions, RTO issued 1,076,193 shares of Common Stock in the aggregate, paid approximately $266,000 in cash to dissenting shareholders and paid $7.7 million to retire assumed debt. Cash used to pay dissenting shareholders and to retire debt of the RTO 1997 Pooling Acquisitions was paid from working capital and from $12 million in borrowings from RTO's then existing revolving line of credit.

     Historically, each of RTO's and Alrenco's growth has been financed through internally generated working capital, borrowings under loan agreements and issuances of common stock.

     The Company expects to open 50 new stores during 1998, including eight stores opened to date and expects to continue to acquire existing stores during 1998. New stores opened during 1998 are expected to operate at a loss for a period of six to nine months. Acquired stores may also be unprofitable when acquired or may become unprofitable during the period of acquisition due to disruptions in their business operations caused by the acquisition. Some stores acquired as part of an acquisition of a larger group of stores may be closed because they are unprofitable. The operating results of new and acquired stores may also suffer because of disruptions associated with integrating their operations into the existing operations of the Company. Because of these factors, the growth of the Company's business through new store openings and acquisitions of existing stores is likely to affect the Company's results of operations and financial condition. Such factors may also cause results to vary from quarter to quarter and may cause the market price of Common Stock to fluctuate substantially. See "Risk Factors -- Acquisition Risks" and
"-- Development of New Rental-Purchase Stores."

     On February 26, 1998, the Company consummated the RTO Merger. The Company expects to incur expenses of approximately $7 million related to the RTO Merger during the first quarter of 1998. The success of the RTO Merger will be determined by various factors, including the financial performance of the Company's operations after the RTO Merger and management's ability to effectively integrate the operations of the Company and RTO. The integration of the operations of the Company and RTO may be negatively affected if costs or difficulties related to the integration are greater than the Company expects. In addition, there can be no assurance that the anticipated benefits of the RTO Merger will be realized by the Company or that the RTO Merger will not adversely affect the future operating results of the Company. See "Risk Factors -- RTO Merger."

     On February 26, 1998, the Company entered into a $50 million Revolving Credit Agreement with Comerica Bank (the "Comerica Credit Agreement") which replaced the Loan Agreement and the then existing RTO credit facility. The Comerica Credit Agreement provides for certain borrowing options for advances based on a "Base Rate" of (i) the agent's prime rate or (ii) the federal funds rate plus 100 basis points, or a "Eurodollar Rate" adjusted for reserves and other regulatory requirements, plus an applicable margin. Under the Comerica Credit Agreement, the Company has the option, provided that certain conditions are satisfied, to obtain an increase in the amount available under the Comerica Credit Agreement up to an aggregate amount of $100 million. The Comerica Credit Agreement is for general corporate purposes including working capital and permitted acquisition financing. As security for borrowings under the Comerica Credit Agreement, the Company granted a first security interest from the Company in all accounts, notes and contracts receivable, machinery and equipment, rental units, and substantially all other assets of the Company. As additional security, the Company pledged to Comerica the stock of all subsidiaries of the Company. Management of the Company believes that cash flow from operations and the Comerica Credit Agreement will be adequate to fund the operations and growth plans through 1998.

     The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," as of December 31, 1997. SFAS No. 128 requires the Company to change its method of computing, presenting and disclosing earnings per share information. Upon adoption, all prior period data presented will be restated to conform to the provisions of SFAS No. 128. This restatement is not expected to have a material impact on pro forma net income or pro forma net income per share.

     During June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information". Preliminary analysis of these new standards by the Company indicates that the standards will not have a material impact on the Company. The standards are effective for financial statements for fiscal years beginning after December 15, 1997.

SEASONALITY AND INFLATION

     Management believes that operating results may be subject to seasonality. In particular, the third quarter generally exhibits a slight tightening of customer spending habits commensurate with summer vacations, school needs and other factors. Conversely, the fourth quarter typically has a greater percentage of rentals because of traditional holiday shopping patterns. Management plans for these seasonal variances and takes particular advantage of the fourth quarter with product promotions, marketing campaigns, and employee incentives. Because many of the Company's expenses do not fluctuate with seasonal revenue changes, such revenue changes may cause fluctuations in the Company's quarterly earnings.

     The rate of inflation as measured by changes in the average consumer price index has not historically had a material effect on the revenue, expenses or operating results of the Company because the Company has been able to charge higher rental rates for its merchandise to offset the modest inflationary pressures. There can be no assurance, however, that inflation will not affect future operating costs or consumer spending habits.

DEPRECIATION ISSUES; INCOME TAX CONSEQUENCES

     The Internal Revenue Service ("IRS") published a revenue ruling in July 1995 providing that a five-year Modified Accelerated Cost Recovery System ("MACRS") is the appropriate depreciation method for rental-purchase merchandise. In August, 1997, federal tax legislation was enacted that included a provision requiring use of three-year MACRS as the appropriate depreciation method for rental-purchase merchandise. Prior to 1996, the Company used the income forecasting method of depreciation for tax accounting, and management of the Company believes that this method has been widely used throughout the rental-purchase industry prior to the publication of either of these rulings. The conversion to three-year MACRS has required that the cost of rental merchandise be depreciated over a three-year period while revenue is recognized over the contract term, typically 18 to 24 months. Management of the Company believes that conversion to three-year MACRS will not negatively impact the Company's financial condition or results of operations. The potential effect of converting to three-year MACRS cannot be accurately estimated, but management of the Company believes that the conversion will potentially create tax benefits. The Company was audited by the IRS for the years 1992 through 1995 and may be required to pay certain additional taxes and interest and penalties thereon as a result of its use of the income forecasting method in prior years. In December 1997, the Company reached a partial settlement with the IRS. The settlement resulted in the payment of $167,200 in additional income taxes and $50,300 in interest. The Company is in the process of appealing the remaining unresolved issues. The Company has converted to the MACRS method of depreciation for tax accounting purposes only. Management of the Company believes that any such additional taxes and interest and penalties thereon, if incurred, will not have a material adverse effect on the Company's financial condition, liquidity or results of operations.

OTHER MATTERS

     The Company's business is subject to regulation under state rental-purchase laws. The management of the Company believes that its operations are in material compliance with applicable state rental-purchase laws. Although certain proposed federal regulations are under consideration, no federal legislation has been enacted regulating rental-purchase transactions. However, there can be no assurance that the proposed legislation, if enacted, would not have a material adverse effect on the Company's results of operation and financial condition. See "Business -- Government Regulation."

                                    BUSINESS

GENERAL

     The Company currently operates 440 rental-purchase stores in 23 states, primarily located in the midwestern, southeastern and southwestern United States. The Company's stores offer high quality, brand-name consumer merchandise under flexible, renewable rental-purchase agreements, also known as rent-to-own agreements. The Company's rental-purchase agreements provide customers with the option, but not the obligation, to obtain ownership of the merchandise following a stated number of consecutive rental payments. The Company's customers are typically low to middle income consumers with limited or no access to traditional credit sources such as bank financing, installment credit and credit cards. The Company also provides its products to consumers who desire only temporary rental of a product. The Company's products include consumer electronics, appliances, furniture, jewelry and home furnishing accessories.

RTO MERGER

     On February 26, 1998, the Company consummated the RTO Merger. RTO was founded in June 1996 with the express goal of becoming one of the leading rental-purchase operations in the industry. RTO primarily pursued this goal through the strategy of acquiring existing rental-purchase stores and to a lesser extent by opening new rental-purchase stores. At the time of the RTO Merger, RTO operated a total of 275 rental-purchase stores in 16 states.

     Management of the Company believes that the RTO Merger will allow the Company to pursue its strategic objectives by (i) increasing the number of rental-purchase stores operated by the Company and increasing the Company's geographic diversity, (ii) providing increased management depth and expertise, as well as increased opportunity to attract new employees, (iii) reducing the expenses of the combined company and thus increasing operating profit and (iv) enhancing the Company's ability to acquire existing rental-purchase stores and to open new rental-purchase stores. In the current industry environment of increased competitive conditions and industry consolidation, management believes that the RTO Merger represented a unique opportunity for the Company to position itself as an effective competitor and that the RTO Merger will effectively enable the Company to improve financial results and increase long-term shareholder value.

RENTAL-PURCHASE INDUSTRY

     Based on estimates of APRO, in 1996, the rental-purchase industry had gross revenues of $4.1 billion and rented 5.8 million products to 2.8 million households through 7,500 stores.

     The Company's market includes customers with income at or below the median family income level in each of its individual markets. According to U.S. Census Bureau data, the median family income in 1990 (the latest date for which such information is available) was approximately $35,000. Approximately 57.6% of all households in the United States have incomes at or below this level.

     The rental-purchase industry is highly fragmented. Management of the Company believes, based on APRO information, that the majority of dealers operate fewer than 20 stores. The rental-purchase industry is experiencing consolidation primarily because larger, multi-unit operators have significant competitive advantages compared to their smaller competitors. Rental-purchase operators typically have been financed by a small number of commercial lenders who specialized in the industry. In recent years, many of the lenders have withdrawn from the market or imposed more restrictive lending standards. These conditions have reduced many smaller operators' access to the capital necessary to maintain and grow their business. Larger operators enjoy greater purchasing power that enables them to provide more competitively priced merchandise. Larger operators typically are also able to operate more efficiently than smaller operators because of management information systems and economies of scale. Many smaller competitors lack the managerial resources necessary to operate larger rental-purchase operations efficiently across multiple locations. Management believes that these factors will continue to promote the trend toward consolidation and present an opportunity for well-capitalized operators to acquire additional stores on favorable terms.

MERCHANDISING

     The Company's stores generally offer an assortment of quality, brand-name merchandise, including consumer electronics, appliances, furniture, jewelry and home furnishing accessories. The Company displays a wide variety of styles and models of merchandise in its stores. Merchandise is displayed in showroom settings featuring attractive, professional displays and signage. Store interiors generally feature bright colors in an atmosphere intended to make customers feel comfortable. Corporate and regional management closely monitors adherence to the Company's standards for cleanliness and quality of merchandise in all stores.

     Management regularly evaluates and modifies its product offerings to reflect changing local demand. The Company frequently test markets new merchandise items to expand the total number of items on rent and increase the dollar value of its outstanding contracts. Customers may choose either new or previously rented merchandise. Previously rented merchandise is marketed at the same rental rate as new merchandise, but requires fewer consecutive rental payments to obtain ownership. The Company, like the rental-purchase industry in general, requires higher aggregate payments than are usually charged under installment purchase or credit plans that do not offer the same array of payment options or services or that require a continuing financial obligation.

STORE OPERATIONS

     The Company currently operates 440 stores in 23 states. The following table sets forth the number of store locations in each state in which the Company presently operates.

                        STATE                          NUMBER OF STORES
                        -----                          ----------------
Alabama..............................................         16
Arizona..............................................         14
Arkansas.............................................         34
Colorado.............................................          7
Florida..............................................         63
Georgia..............................................         19
Indiana..............................................         12
Kansas...............................................          1
Kentucky.............................................         14
Louisiana............................................         37
Mississippi..........................................          9
Missouri.............................................          9
North Carolina.......................................          7
Ohio.................................................         16
Oklahoma.............................................         12
Nevada...............................................          3
New Mexico...........................................         11
South Carolina.......................................         12
Tennessee............................................          6
Texas................................................        118
Utah.................................................          3
Virginia.............................................         11
West Virginia........................................          6

     The average store contains approximately 3,900 square feet. Each regional manager maintains an office in a store within his or her region. Management of the Company believes that suitable store space is available for lease in each market where the Company currently operates or plans to operate. The Company operates seven service centers but does not operate any distribution warehouses.

     Management and Supervision. The Company's strategy is to limit the number of stores supervised by each regional manager to assure adequate monitoring of operations. The Company expects to employ additional regional managers as the number of stores increases. The Company's 440 stores are presently organized into four divisions. The Company has Directors of Store Operations, each of whom directs six to ten regional managers who are, in turn, responsible for six to ten stores each. Directors of Store Operations are experienced managers who report directly to a Vice President of Store Operations. Regional managers reside in the regions that they supervise and monitor individual store performance and rental merchandise on a daily basis.

     Each mature Company store requires a staff of three to ten employees, including a store manager, assistant manager and sales, delivery and collection personnel. Each Company store manager reports to a regional manager. Individual store managers are responsible for customer relations and account collection, development of new rental accounts, rental merchandise management, staffing and training and profit and loss control.

     Management at the Company's corporate offices directs and coordinates purchasing, product servicing, planning and controls, employee training and personnel matters. Marketing and operations personnel evaluate the performance of each store utilizing on-site reviews and daily operations summaries.

     The Company distributes simplified written procedures and policies covering all aspects of store-level operations. These policies and procedures have been designed to minimize the operating risks inherent in the rental-purchase business. Management believes that total revenue and profits for rental-purchase stores can be managed by focusing on a few key operational ratios. The Company also seeks to enforce profit and loss accountability at each level of management through profit-based incentive compensation programs. Store managers receive monthly and annual bonuses based upon the store's performance. Directors of Store Operations and regional managers receive annual bonuses based on the profitability of the group of stores for which they are responsible. Strict rental merchandise controls allow management to monitor the status and income production of each individual piece of rental merchandise until its disposal.

     The Company seeks to attract and retain qualified store managers and other store-level personnel. Management personnel are required to complete a training program when assigned to a store. In addition, the Company has developed a comprehensive training manual for its employees which outlines all of the Company's procedures and operational practices.

     Customer Service. Management of the Company believes that the quality and timeliness of its customer service provide the Company with a competitive advantage. The Company provides same day delivery of in-stock merchandise and installation of its merchandise at no additional cost to the customer. The Company performs all necessary repair and maintenance service on rental merchandise without charge, except for damage in excess of normal wear and tear. Most products offered by the Company are covered under standard manufacturers' warranties, and the remainder of the warranties may be transferred to a customer who obtains ownership. Customers are fully liable for damage, loss or destruction of the merchandise unless they have purchased an optional loss/damage waiver.

     The Company's customers generally obtain rental merchandise at the store although they may also do so by telephone. Generally, a sufficient quantity of merchandise is held at all store locations to fill customer orders promptly. In most instances, suppliers of merchandise ship products directly to individual store locations on a weekly basis.

     The Company monitors customer relations at the store level and encourages customer feedback. Company policy requires employees to provide all customers, upon request, with the telephone number of the Company's corporate office where any complaints or problems which are not handled at the store level to the satisfaction of the customer can be resolved.

     Collection Procedures. Management believes that good collection practices are critical to the Company's profitability and continued success. The Company manages the collection process by making a thorough and accurate initial presentation of the rental-purchase transaction to each customer and then monitoring each new account closely thereafter. Management of the Company believes that the Company's "preventive maintenance" approach to collection practices increases total revenue per product while controlling collection and pickup costs, decreases the likelihood of customer default and improves customer relations and reduces chargeoffs. The Company has adopted and closely monitors compliance with standardized collection procedures. Information on delinquent accounts is reported in detail each day, and the Company's collection procedures are monitored by store managers and reviewed routinely by their regional managers.

     In the event a customer fails to renew a rental-purchase agreement or return the merchandise in a timely manner, the account manager who delivered the product contacts the customer to arrange for reinstatement by in-store payment of the amount due. If no payment is received, an account manager will arrange for the return of the merchandise to the store. Substantially all recoveries of merchandise are voluntary. In a small number of cases, the Company utilizes the judicial process to enforce the return of unrecovered items. Only a corporate officer may approve civil proceedings against a customer.

     Management Information Systems. The Company's management information systems provide detailed information on store operations in daily, weekly, monthly and year-to-date reports. These reports cover data in a broad range of categories and present information by stores or groups of stores. The systems provide the Company's management with on demand access to operating and financial information about any store. The Company's integrated computerized management information and control systems track rental merchandise movement for each store location and by each product category, minimizing excess rental merchandise while maintaining optional in-stock positions. The systems also monitor collection procedures and practices in order to help minimize late payments and expenses related to recovery of merchandise while maximizing customer relations and compliance with regulatory and industry-accepted collection practices. Store reports are reviewed daily by store and regional managers. Directors of Store Operations and senior executives review group summaries, and exceptions to Company standards are addressed each day. Daily store activity is electronically transmitted to home office computers each night. The systems have enabled the Company to expand its operations while maintaining a high degree of control over cash receipts, rental merchandise and customer transactions.

     Rental-Purchase Agreements. The Company extends renewable week-to-week or month-to-month rental-purchase agreements that can be canceled at any time. The customer's obligations are to make rental payments in advance of the period for which he or she chooses to rent the merchandise, to pay for loss or damage to the merchandise if not covered under available loss/damage waivers and to return the merchandise to the Company at the expiration of the rental period if he or she elects not to renew the agreement. Each agreement automatically expires at the end of the stated rental period unless a renewal payment is made. Expired accounts may be renewed by payment of the delinquent rent and a nominal reinstatement fee. The Company retains title to the merchandise during the term of the agreement. Ownership of the merchandise may transfer to the customer after continuous renewal of the agreement for a stated period.

     The Company has developed and used its own standard form rental-purchase agreements based upon APRO model documents. Management believes that the Company's agreements materially comply with the legal requirements of the states in which they are used. See "-- Government Regulation."

     Although the Company does not conduct a formal credit investigation to qualify its customers, potential customers must provide certain personal information which is verified by the store manager or assistant manager before a rental-purchase agreement can be approved. Required information typically includes a valid driver's license, a place of employment or verifiable source of income, home address and the telephone numbers and addresses of relatives or neighbors. Subsequent rental payments are required to be mailed to or made at the store. Where permitted by law, the Company offers loss/damage waivers to customers who desire protection from loss or damage. Such fees are standard in the industry, are not represented as insurance, and may be subject to government-specified limits.

PURCHASING AND DISTRIBUTION

     The Company's product mix is determined by senior management, based on promotional requirements and on customer demand as determined from store rental merchandise analysis reports. Store managers order rental merchandise on a weekly basis and consult with their regional managers to determine whether existing merchandise can be reallocated before ordering new products. Store managers are not permitted to order directly from a manufacturer but may order fill-in quantities from local distributors with prior approval from the purchasing department. The Company seeks to maximize return on rental merchandise investment by maintaining merchandise held for rent but not rented at a level no greater than 25% of total rental merchandise. Adjusted for seasonal fluctuations, the Company is currently maintaining merchandise held for rent at the targeted level. The Company does not maintain a centralized warehouse or distribution facility, since the Company's suppliers make direct shipments to its stores. Management believes that such an arrangement minimizes rental merchandise costs and overhead expenses while allowing the Company to structure reasonably competitive terms and prices with its suppliers.

     The Company purchases the majority of its electronics and appliance merchandise directly from manufacturers. The Company purchases its furniture from various manufacturers and distributors. Management generally does not sign contracts with suppliers, but the Company does enter into contracts with dealers. The Company currently expects to continue relationships with its existing suppliers, but believes there are numerous sources of products available to the Company. Management of the Company does not believe that the Company's success is dependent on any one or more of its present suppliers. Executive officers and key managers regularly attend national and regional trade shows to identify new products, negotiate prices and initiate contacts with potential new suppliers.

MARKETING AND ADVERTISING

     The Company promotes its products and services primarily through television and direct mail advertising. The Company's television advertising and promotional literature emphasize the Company's credibility, quality of service and competitive weekly rental rates. The Company also markets its products and services through direct customer solicitation by the Company's store employees. Each store manager is required to generate additional business from the Company's active and inactive customer base.

     The Company utilizes television advertising in each of multiple store markets. The commercials generally promote a special price for a particular product for a limited time period. Four-color direct mail brochures are mailed several times a year to selected zip codes within a local radius of each of the Company's stores. The Company utilizes extensive point-of-sale materials in each store.

SERVICE MARKS

     The Company or a subsidiary within its corporate group owns the registered service marks "Home Choice," "Working To Be Your First Choice," "Alrenco Rent To Own For The Home," "Alrenco Rent To Own For The Home -- The Only Way To Go," "Bring it all Home," "We Deliver the Difference" and "Action." The products held for rent by the Company also bear trademarks and service marks held by their manufacturers.

COMPETITION

     The rental-purchase industry is highly competitive. As the following table illustrates, the eight largest rental-purchase chains accounted for 50.2% of the approximately 7,500 rental purchase stores in the United States.

                      RENTAL-PURCHASE INDUSTRY COMPETITORS

                                                           NUMBER      PERCENTAGE OF
               COMPANY(1)                  OWNERSHIP    OF STORES(2)    U.S. STORES
               ----------                  ----------   ------------   -------------
Rent-A-Center............................  Private(3)      1,500            20.0%
Renters Choice, Inc.(4)..................  Public            766            10.2
Alrenco..................................  Public            440             5.9
Aaron Rents, Inc.(4).....................  Public            391             5.2
Rent-Way, Inc............................  Public            382             5.1
Central Rents............................  Private           168             2.2
Rainbow Rentals..........................  Private            62             0.8
Bestway Rental, Inc......................  Public             60             0.8
                                                           -----           -----
  Totals.................................                  3,769            50.2%
                                                           =====           =====

---------------

(1) Some of these competitors may also operate rent-to-rent stores in addition to the rental-purchase stores referenced in the table.
(2) Sources: November 1997 APRO estimates (based on membership records) and other publicly available information.
(3) Owned by Thorn PLC, a publicly traded company in the United Kingdom.
(4) Includes franchised rental-purchase stores.

     The Company competes directly with other national and regional rental-purchase businesses, and on a very limited basis with temporary-use rental stores, such as furniture rental outlets. The Company believes, however, that its most direct competition comes from national firms such as Rent-A-Center, Renter's Choice, Aaron Rents and Rent-Way, Inc. Competition within the rental-purchase industry is based primarily on store location, product selection and availability, customer service and rental rates and terms. Some of the Company's largest national competitors have significantly greater resources than the Company.

GOVERNMENT REGULATION

     State Regulation. Forty-eight states have adopted legislation regulating rental-purchase transactions. Of those states, 45 require companies to provide certain disclosures to customers regarding the terms of the rental-purchase transaction. North Carolina, Wisconsin and Minnesota regulate rental-purchase transactions as credit sales subject to consumer lending restrictions. North Carolina and Minnesota subject the transactions to interest rate or finance charge limitations. In addition, recent court decisions in New Jersey have created a legal environment in that state which is prohibitive to rental-purchase transactions. The Company operates in North Carolina, but does not operate in the other three states. All but one of the 23 states in which the Company operates impose some type of disclosure requirements, either in advertising or in the rental-purchase agreement, or both. Management believes that the operations of the Company are in material compliance with applicable state rental-purchase laws.

     Federal Regulation. Although certain proposed federal regulations are under consideration, no federal legislation has been enacted regulating rental-purchase transactions. As of the date hereof, two bills have been introduced in Congress that would regulate the rental-purchase industry. One of the bills is supported by APRO and mandates certain disclosures to customers similar to those required by most state legislation. The Company does not believe that this bill, if enacted, would have a material adverse effect upon the Company's operations.

     The second bill includes certain credit sale requirements and would subject rental-purchase transactions to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act and the Fair Credit Reporting Act. This bill would also require the lessor to make certain disclosures to customers about the terms of the rental-purchase transaction. The Company believes that in the event federal legislation is enacted regulating rental-purchase transactions as credit sales, the Company would be able to adapt to the new laws and remain profitable by repositioning itself as a rent-to-rent business. However, there can be no assurance that the proposed legislation, if enacted, would not have a material adverse effect on the business of the Company.

     Depreciation Issues. The IRS published a revenue ruling in July 1995 providing that a five-year recovery period under MACRS is the appropriate depreciation method for rental-purchase merchandise. In August, 1997, federal tax legislation was enacted that included a provision requiring use of three-year MACRS as the appropriate depreciation method for rental-purchase merchandise. Prior to 1996, the Company used the income forecasting method of depreciation for tax accounting, and management of the Company believes that this method has been widely used throughout the rental-purchase industry prior to publication of either of these rulings. The conversion to three-year MACRS has required that the cost of rental merchandise be depreciated over a three-year period while revenue is recognized over the contract term, typically 18 to 24 months. Management of the Company believes that conversion to three-year MACRS will not negatively impact the Company's financial condition or results of operations. The potential effect of conversion to three-year MACRS cannot be accurately estimated, but management of the Company believes that the conversion will potentially create tax benefits. The Company was audited by the IRS for the years 1992 through 1995 and may be required to pay certain additional taxes and interest and penalties thereon as a result of its use of the income forecasting method in prior years. In December 1997, the Company reached a partial settlement with the IRS. The settlement resulted in the payment of $167,200 in additional income taxes and $50,300 in interest. The Company is in the process of appealing the remaining unresolved issues. The Company has the MACRS method of depreciation for tax accounting purposes only. Management of the Company does not believe that any additional taxes, interest and penalties which may be incurred as a result of the conversion to MACRS or the IRS audit will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

EMPLOYEES

     As of March 5, 1998, the Company employed approximately 2,800 people, 170 of whom are assigned to the Company's corporate office and the balance of whom are directly involved in the management and operation of the Company's stores. None of the Company's employees are covered by a collective bargaining agreement. The Company provides numerous employee benefits, including a 401(k) plan and group life and health insurance plans. Management believes that relationships between the Company and its employees are good.

PROPERTIES

     The Company leases space for all of its rental-purchase stores as well as its corporate offices under leases expiring at various times through 2004. Most of the leases contain renewal options for additional periods at rental rates adjusted according to agreed upon formulas. The Company's corporate offices in Mesquite, Texas consist of approximately 28,500 square feet and an 8,400 square foot regional service center. The corporate office building and service center are leased from White Property Company No. 2, Ltd., a company controlled by Billy W. White, Sr., the President, Chief Executive Officer and a director of the Company. The Company also leases one store location from White Property Company No. 2, Ltd. See "Management -- Certain Transactions." The former corporate office of Alrenco prior to the RTO Merger, which has become a division office of the Company, consists of approximately 11,600 square feet and is leased from Kentuckiana Outfitting Company ("Kentuckiana"), a corporation owned by Michael D. Walts, a director of the Company.

LEGAL PROCEEDINGS

     From time to time the Company has been a party to various legal proceedings arising in the ordinary course of its business. The Company is not currently a party to any litigation, and is not aware of any litigation threatened against it, that could have a material adverse effect on its business.

                                   MANAGEMENT
DIRECTORS

     The Company's current directors are as follows:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
George D. Johnson, Jr..................  55    Chairman of the Board
Michael D. Walts.......................  57    Director
Billy W. White, Sr.....................  64    President, Chief Executive Officer and
                                                 Director
Edward W. Phifer, III..................  56    Director
John S. Rainey.........................  56    Director

     George D. Johnson, Jr. Mr. Johnson has been Chairman of the Board and a director of the Company since February 1998. Mr. Johnson was Chairman of the Board of RTO, Inc. from June 1996 to February 1998. Mr. Johnson has been President and Chief Executive Officer of Extended Stay America, Inc. since January 1995. Mr. Johnson is the former President of the Consumer Products Division of Blockbuster Entertainment Corp., a division of Viacom. In this position, he was responsible for all U.S. video and music stores. Mr. Johnson has over 30 years of experience developing and managing various businesses. He was formerly the Managing General Partner of WJB Video, the largest Blockbuster franchisee which developed over 200 video stores prior to a merger with Blockbuster in 1993 and is the managing general partner of American Storage Limited Partnership, a chain of 27 self-storage facilities located in the Carolinas and Georgia. He currently serves on the Board of Directors of Republic Industries, Inc., Duke Energy Corporation, Extended Stay America, Inc. and Florida Panthers Holding Company, Inc., and has been the Chairman of the Board of Directors of Johnson Development Associates, Inc. since its founding in 1986. Johnson Development Associates, Inc. is a real estate management, leasing and development company controlling approximately three million square feet of commercial, retail and industrial property located in the Carolinas and Georgia which are owned by various partnerships controlled by Mr. Johnson and his family. Mr. Johnson practiced law in Spartanburg, South Carolina from 1967 until 1986 and served three terms in the South Carolina House of Representatives. Mr. Johnson is the brother-in-law of Edward W. Phifer, III, a director of the Company.

     Michael D. Walts. Mr. Walts has been a director of the Company since 1980. Mr. Walts served as Chairman of the Board of Directors and President of the Company from 1980 to 1998. He has worked in the rental-purchase industry for more than 17 years since founding the Company in 1980. Prior to 1980, Mr. Walts owned and operated Kentuckiana, a door-to-door weekly installment sales retailer which he acquired in 1964. Kentuckiana is currently a real estate holding company which, among other things, leases certain properties to the Company. See "-- Certain Transactions."

     Billy W. White, Sr. Mr. White has been a director of the Company since February 1998. Mr. White was President, Chief Executive Officer and a director of RTO from August 1996 to February 1998. Prior to August 1996, Mr. White was President and Chief Executive Officer of Action, which he founded in 1975. For several years, Mr. White has been on the Board of Directors of APRO, and he recently completed his second term as President of APRO's board. He is also a former member of the Board of Directors and past president of the Texas Association of Rental Agents and serves on the Mesquite (Texas) Economic Development Foundation Board of Directors. Mr. White is the father-in-law of K. David Belt, Chief Financial Officer of the Company.

     Edward W. Phifer, III. Mr. Phifer has been a director of the Company since February 1998. Mr. Phifer was a director of RTO from December 1996 to February 1998. Mr. Phifer is a founding shareholder, director and Senior Vice President of E.J. Victor, Inc., a furniture manufacturer located in Morganton, North Carolina. Mr. Phifer's prior experience includes nine years in sales at Henredon Furniture Company and 16 years as Vice President, director and partner at Hardwoods of Morganton, Inc., a lumber brokerage firm. Mr. Phifer is the brother-in-law of George D. Johnson, Jr., Chairman of the Board of the Company.

     John S. Rainey. Mr. Rainey has been a director of the Company since February 1998. Mr. Rainey was a director of RTO from December 1996 to February 1998. Mr. Rainey is a partner in the law firm of Demo & Rainey, L.L.P., in Lexington, South Carolina. Mr. Rainey has served as Chairman of South Carolina Public Service Authority (Santee Cooper), a publicly-owned electric and water utility, since 1990; Chairman of Easlan Capital, Inc., a real estate development company, since 1982; a director of National Bank of South Carolina since July 1997; a director of Prym-Dritz Corporation, a major sewing notions distributor, since 1985; a director of Texfi Industries, Inc., a diversified textile company from 1985 to March 1997; and a director of NationsBank, National Association and predecessor corporations from 1977 to June 1997.

EXECUTIVE OFFICERS

     The executive officers of the Company are as follows:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Billy W. White, Sr.....................  64    President and Chief Executive Officer
James G. Steckart......................  50    Chief Operating Officer
K. David Belt..........................  43    Chief Financial Officer, Treasurer and
                                                 Assistant Secretary
Tracy A. Schrader......................  31    Secretary and General Counsel

     James G. Steckart. Mr. Steckart has been Chief Operating Officer of the Company since February 1998. Mr. Steckart was Chief Operating Officer of RTO from October 1997 to February 1998. From 1996 to October 1997, he was the President and Chief Executive Officer of Alameda Management Company, a company engaged in the development, management and ownership of inn-type motels. From 1991 to 1996, he was employed by Advantage Companies, Inc., a publicly traded franchisee of Rent-a-Center, first as Vice President of Operations from 1991 to 1993 and as President from 1993 to 1996.

     K. David Belt. Mr. Belt has been Chief Financial Officer, Treasurer and Assistant Secretary of the Company since February 1998. Mr. Belt was Chief Financial Officer of RTO from August 1996 to February 1998. From July 1983 to August 1996, Mr. Belt was Vice President and Chief Financial Officer of Action. From August 1977 to July 1983, Mr. Belt was an accounting manager for Texas Utilities Company, where he worked in the financing and Commission regulation area. Mr. Belt is a certified public accountant and a member of APRO's Tax and Accounting committee. He is the son-in-law of Billy W. White, Sr., the President, Chief Executive Officer and a director of the Company.

     Tracy A. Schrader. Mr. Schrader has been Secretary of the Company since March 1998. Mr. Schrader has been General Counsel of the Company since February 1998. Mr. Schrader was General Counsel of RTO from October 1997 to February 1998. From June 1996 to October 1997, he was Corporate Counsel to Unisite, Inc., a company engaged in providing infrastructure services to the wireless telecommunications industry, and from 1992 to June 1996, he was an attorney at the law firm of Gardere & Wynne, L.L.P., Dallas, Texas.

DIRECTOR COMPENSATION

     Directors of the Company do not receive any fee for attending meetings of the Alrenco Board or any of its committees. However, all directors are reimbursed for travel and lodging expenses incurred in connection with their attendance at the Alrenco Board, shareholder and committee meetings. Directors who are not employees of the Company ("Nonemployee Directors") are entitled to receive nondiscretionary awards of stock options under the RTO Non-Employee Director Stock Option Plan (as defined below) or the 1998 Alrenco Plan (as defined below).

     On February 26, 1998, the Company entered into a noncompetition and consulting agreement with Michael D. Walts, a current director of the Company and its former Chairman and President. Under the terms of the agreement, the Company agreed to pay Mr. Walts $400,000 for each of the five twelve-month periods following the date the agreement was signed. In exchange, Mr. Walts agreed, among other things, that during the period of the agreement, he will provide consulting services to the Company and he will not

(i) directly or indirectly engage in or have an interest in any business that competes with the Company's rent-to-own business or (ii) disclose material and confidential information concerning the Company's business.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth summary compensation information for the Chief Executive Officer and each other executive officer of the Company whose aggregate salaries and bonuses exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities during the fiscal years ended December 31, 1996 and 1997. The compensation shown reflects compensation received by each of the executive officers as executive officers of RTO prior to the RTO/Merger.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                        COMPENSATION
                                                           ANNUAL COMPENSATION           SECURITIES
                                                    ---------------------------------    UNDERLYING
                                                                           OTHER        STOCK OPTION
                                                                          ANNUAL           AWARDS
           NAME AND PRINCIPAL POSITION              YEAR    SALARY    COMPENSATION(1)   (# SHARES)(2)
           ---------------------------              ----   --------   ---------------   -------------
Billy W. White, Sr................................  1997   $300,000            --          64,113
  President and Chief Executive Officer...........  1996    300,000      $982,851(3)       89,795
K. David Belt.....................................  1997   $150,000            --          32,056
  Chief Financial Officer.........................  1996    105,815(4)    $255,085(5)      52,081

---------------

(1) None of the Named Executive Officers received Other Annual Compensation in excess of $50,000 or 10% of the total reported annual salary and bonus for such Named Executive Officers in 1997.
(2) Stock Option awards reflect options to purchase RTO stock converted into options to purchase the Company stock pursuant to the Alrenco/RTO Merger Agreement.
(3) Represents (i) a one-time payment of $976,271 received upon joining RTO;
    (ii) $6,000 in matching contributions under RTO's 401(k) plan; and (iii) $580 for use of a company-owned automobile.
(4) Includes $1,042 of Excess Group Term Life Insurance.
(5) Represents (i) a one-time payment of $244,068 received upon joining RTO;
    (ii) $4,048 in matching contributions under RTO's 401(k) plan; and (iii) $6,969 for use of company-owned automobiles.

     Option Grants. The following table sets forth information regarding option grants during fiscal 1997 to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS(1)
                               ------------------------------------------------------     POTENTIAL REALIZABLE
                                 NUMBER OF     % OF TOTAL                                   VALUE AT ASSUMED
                                SECURITIES      OPTIONS                                      ANNUAL RATES OF
                                UNDERLYING     GRANTED TO                               STOCK PRICE APPRECIATION
                                  OPTIONS      EMPLOYEES      EXERCISE                       FOR OPTION TERM
                                  GRANTED      IN FISCAL       PRICE       EXPIRATION   -------------------------
            NAME               (# SHARES)(2)      YEAR      ($/SHARE)(3)      DATE          5%           10%
            ----               -------------   ----------   ------------   ----------   ----------   ------------
Billy W. White, Sr...........     64,113          14.0%        $15.59       4/01/07      $628,594     $1,592,980
K. David Belt................     32,056           7.0%         15.59       4/01/07       314,292        796,477

---------------

(1) Options granted in 1997 to each of the named individuals become exercisable 25% per year over 4 years.
(2) Reflects securities underlying each officer's options to purchase RTO stock converted into options to purchase Common Stock pursuant to the RTO Merger Agreement.
(3) Reflects exercise price as adjusted pursuant to the RTO Merger Agreement.

     Option Holdings. The following table sets forth certain information concerning the status and value of unexercised options held by each of the Named Executive Officers as of December 31, 1997:

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                       OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 1997(1)            DECEMBER 31, 1997(2)
                                              ----------------------------    ----------------------------
                    NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                    ----                      -----------    -------------    -----------    -------------
Billy W. White, Sr...........................   22,448          131,459        $117,515        $402,885
K. David Belt................................   13,020           71,117          63,167         214,668

---------------

(1) Reflects options to purchase RTO stock converted into options to purchase Company stock pursuant to the Alrenco/RTO Merger Agreement.
(2) Based on a closing price of $16.375 per share of Common Stock on December 31, 1997.

1998 ALRENCO STOCK INCENTIVE PLAN

     On February 26, 1998, the Alrenco Board adopted the 1998 Alrenco Stock Incentive Plan (the "1998 Alrenco Plan"). Except as otherwise provided below, stock options, stock appreciation rights ("SAR's") and restricted stock granted to the Company's employees and stock options granted to non-employee directors after February 26, 1998 will be granted under and governed by the 1998 Alrenco Plan. The 1998 Alrenco Plan will be administered by a committee of two or more outside directors serving on the Alrenco Board.

     There are 1,000,000 shares of Common Stock available for issuance under the 1998 Alrenco Plan. However, no stock option may be granted in any calendar year to any key employee for more than 250,000 shares of stock.

     Under the 1998 Alrenco Plan, either incentive stock options ("ISOs"), which are intended to qualify under Section 422 of the Code or non-incentive stock options ("Non-ISOs") may be granted to key employees by the committee. In addition, Non-ISOs may be granted by the Alrenco Board to outside directors.

     All stock options will be granted at an exercise price which is no less than the fair market value of the stock on the grant date (determined by reference to the closing price of the Common Stock at the end of the prior trading day) and an option will be exercisable no earlier than six months after the grant date and no later than ten years after the grant date.

     Stock appreciation rights and restricted stock may also be granted to key employees under the 1998 Alrenco Plan by the committee. SARs may be granted as part of a stock option or as stand alone SARs. Restricted stock may be granted subject to such terms and conditions, if any, as the committee acting in its absolute discretion deems appropriate.

     All stock options, SARs, and restricted stock granted under the 1998 Alrenco Plan will be evidenced by a certificate that will incorporate such terms and conditions as the committee deems necessary or appropriate.

     No stock option, SAR or restricted stock will be transferable by a key employee or an outside director other than by will or by the laws of descent and distribution, and any stock option or SAR will be exercisable during a key employee's or outside director's lifetime only by the key employee or outside director.

     Upon a change in control, the terms and conditions of all stock options, SARs and restricted stock granted under the 1998 Alrenco Plan may be adjusted as determined by the Alrenco Board at its discretion.

     If approved by the committee, Alrenco may lend money to, or guarantee loans by a third party to, any key employee or outside director to finance the exercise of any stock option granted under the 1998 Alrenco Plan.

     The 1998 Alrenco Plan may be amended by the committee to the extent it deems necessary or appropriate, and the 1998 Alrenco Plan may be terminated by the committee at any time. The committee may not modify, amend or cancel any option, SAR or restricted stock previously granted without the consent of the holder of such option, SAR or restricted stock.

1995 ALRENCO STOCK INCENTIVE PLAN

     Stock options and grants of restricted and unrestricted stock granted by the Company prior to the RTO Merger are and will be governed by the Stock Incentive Plan of the Company adopted in November 1995 (the "1995 Alrenco Plan"). Except as otherwise provided below, all future grants by the Company of such stock options, SARs and restricted and unrestricted stock will be made under the 1998 Alrenco Plan.

     Each stock option granted under the 1995 Alrenco Plan entitles the holder thereof to purchase the number of shares of Common Stock specified in the grant at the purchase price specified therein. The terms and conditions of each stock option granted under the 1995 Alrenco Plan were determined by a committee of the Alrenco Board (the "1995 Alrenco Plan Committee").

     Both incentive and nonqualified stock options were granted to employees of the Company under the 1995 Alrenco Plan. The purchase price for shares subject to an incentive stock option was not less than 100% of the fair market value of the Common Stock at the time of the grant. No incentive stock option was granted to any employee of the Company who owned at the date of grant shares of stock representing in excess of 10% of the voting power of all classes of stock of the Company unless the exercise price for stock subject to such option was at least equal to 110% of the fair market value of the stock at the time of grant and the option term did not exceed five years. The terms of any nonqualified stock option, including without limitation the exercise price and period of exercise, were determined by the 1995 Alrenco Plan Committee in its sole discretion at the time of grant.

     The 1995 Alrenco Plan also provided for the granting to non-employee directors of stock options to purchase up to 5,000 shares of Common Stock. Such options granted under the plan were non-qualified stock options. Option exercise prices were required to be the fair market value of the Common Stock as determined by the Alrenco Board at the time of the grant.

     Incentive and nonqualified stock options to purchase 120,800 shares of Common Stock were granted to employees of the Company under the 1995 Alrenco Plan that are still outstanding.

     No SARs or restricted or nonrestricted stock grants under the 1995 Alrenco Plan are currently outstanding.

RTO EMPLOYEE STOCK OPTION PLAN

     Stock options granted to employees of RTO prior to the RTO Merger are and will be subject to the RTO Employee Stock Option Plan adopted by RTO in 1996 (the "RTO Employee Plan"). Except as otherwise provided below, all future grants of stock options will be made under the 1998 Alrenco Plan.

     Each stock option granted under the RTO Employee Plan entitles the holder thereof to purchase the number of shares of Common Stock specified in the grant at the purchase price specified therein (adjusted to reflect the RTO Merger). The terms and conditions of each stock option granted under the RTO Employee Plan were determined by a committee of the RTO Board (the "RTO Stock Option Committee").

     Options granted under the RTO Employee Plan are non-qualified stock options. Option exercise prices were required to be the fair market value of the Company's Common Stock as determined by the RTO Stock Option Committee at the time of the grant. Options have a term of up to ten years and become exercisable with respect to one-fourth of the total number of shares subject to the option twelve months after the date of grant and with respect to an additional one-fourth of the total number of shares subject to the option at the end of each twelve-month period thereafter during the succeeding three years.

     Pursuant to the RTO Merger Agreement, each option outstanding and unexercised at the effective time of the RTO Merger (the "Effective Time"), including options granted pursuant to the RTO Employee Plan, was converted into an option to purchase Common Stock of the Company. There are currently outstanding options to purchase 962,872 shares of Common Stock outstanding under the RTO Employee Plan.

RTO NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The RTO Non-Employee Director Stock Option Plan (the "RTO Director Plan" and, together with the RTO Employee Plan, the "Prior RTO Plans") governs options that were granted to three former non-employee directors of RTO prior to the RTO Merger. Two of such directors, Edward W. Phifer, III and John S. Rainey, currently serve on the Alrenco Board.

     Under the RTO Director Plan, non-employee directors of RTO were granted options to purchase up to 376 shares of RTO Common Stock. The options granted under the RTO Director Plan were non-qualified stock options. Option exercise prices were required to be the fair market value of the RTO Common Stock as determined by the RTO Board at the time of the grant. Options with respect to 188 shares of RTO Common Stock were granted on the date each such director took office, and as to the remaining 188 shares subject to such options to which each such director was entitled, options with respect to 47 shares were granted at the end of the twelve-month period following the date on which each such director takes office and at the end of each subsequent twelve-month period for the succeeding three years. All options are exercisable six months after the date of grant and have a ten-year term.

     Pursuant to the RTO Merger Agreement, each option granted pursuant to the RTO Director Plan that was outstanding and unexercised at the Effective Time of the RTO Merger, including each option granted pursuant to the RTO Director Plan, was converted into an option to purchase Common Stock, and the Company assumed the obligations of RTO to grant any additional options to which any RTO director is entitled under the RTO Director Plan.

     Three former RTO non-employee directors, including Edward W. Phifer, III and John S. Rainey, were each granted options to purchase 188 shares of RTO Common Stock pursuant to the RTO Director Plan. One of the former RTO directors is deceased and his estate is not entitled to any additional options under the RTO Director Plan. Directors Phifer and Rainey were subsequently granted options to purchase 94 shares of RTO Common Stock. At the Effective Time, the options of these directors were converted into options to purchase 59,085 shares of Alrenco Common Stock in accordance with the RTO Merger Agreement. Directors Phifer and Rainey will be granted the remaining options to which they are entitled under the RTO Director Plan in the form of options to purchase Common Stock as provided in the Merger Agreement. Directors Phifer and Rainey were not, however, granted any options to purchase Common Stock pursuant to the 1998 Alrenco Plan upon taking office as directors of the Company. Options granted to any future outside directors of the Company will be granted pursuant to the 1998 Alrenco Plan.

SHARES OF COMMON STOCK ISSUABLE UNDER PLANS

     2,168,079 shares of Common Stock are reserved for issuance under the 1998 Alrenco Plan, the 1995 Alrenco Plan and the Prior RTO Plans. Of this amount, 1,000,000 shares of Common Stock are reserved for issuance under the 1998 Alrenco Plan.

CERTAIN TRANSACTIONS

     During the years ended December 31, 1995, 1996 and 1997, the Company, RTO and Action engaged in the following transactions:

     The Company leases a corporate office building, located in New Albany, Indiana, from Kentuckiana, a corporation owned by Michael D. Walts, a director of the Company. The rent under this lease is payable in monthly installments of $8,300 per month, for an aggregate annual rent of $99,610. The ten-year term of this lease expires December 31, 2004. The Company also leases a store location in Louisville, Kentucky, from Kentuckiana. The rent under this lease is payable in monthly installments of $2,200, for an aggregate annual rent of $26,400. The ten-year term of this lease expires December 31, 2004.

     In connection with a life insurance policy insuring the life of Michael D. Walts, a director of the Company, the Company has made a loan to Mr. Walts each year beginning in 1988. Mr. Walts has used the proceeds of these loans to pay his portion of the annual premium due under such policy. Interest on each such loan has been calculated at the prevailing applicable federal rate. The balance outstanding as of November 30, 1997 was approximately $78,654.

     During fiscal years 1995, 1996 and 1997, RTO paid $174,000, $196,000 and
$207,000, respectively, to White Property Company No. 2, Ltd., a company controlled by Billy W. White, Sr. President, Chief Executive Officer and a director of the Company, for lease payments related to RTO's corporate office building and regional service center in Mesquite, Texas and a store in Greenville, Texas.

     In fiscal years 1996 and 1997, RTO paid $106,649 and $120,870, respectively, to Wyoming Associates, Inc. for aircraft rental charges. Wyoming Associates, Inc. is wholly owned by George D. Johnson, Jr., Chairman of the Alrenco Board.

     In connection with RTO's acquisition of Action in August 1996, Billy W. White, Sr., K. David Belt and R. Daniel Matthews received $45,451,231, $1,896,969 and $200,000, respectively, from RTO in exchange for their stock in Action and certain noncompetition and employment agreements. Billy W. White, Sr. is President, Chief Executive Officer and a director of the Company and K. David Belt is the Chief Financial Officer of the Company. R. Daniel Matthews was an executive officer of RTO.

     In August 1996, Action sold real properties located in Texarkana, Texas to Texarkana Holdings, Inc., a Texas corporation, for $108,947.50. Texarkana Holdings, Inc. is wholly owned by Billy W. White, Sr., President, Chief Executive Officer and a director of the Company.

                       PRINCIPAL SHAREHOLDERS OF ALRENCO

     The following table sets forth information with respect to the beneficial ownership of Common Stock by (i) each current director and executive officer of the Company, (ii) each person known to management of the Company to own of record or beneficially more than 5% of the outstanding shares of Common Stock, and (iii) all directors and named executive officers of the Company as a group. The table reflects share ownership and the percentage of such ownership as of March 5, 1998. Except as otherwise indicated, each person or entity shown has sole voting and investment power with respect to the shares of Common Stock owned by him or it.

                                                              NUMBER OF      PERCENT OF
                          NAME(1)                              SHARES         CLASS(2)
                          -------                             ---------      ----------
George D. Johnson, Jr.(3)...................................  2,374,898(4)     13.9%
Michael D. Walts (5)........................................  2,230,000        13.1%
Billy W. White, Sr..........................................     38,477(6)      *
John S. Rainey..............................................    110,795(7)      *
Edward W. Phifer, III.......................................     22,481(8)      *
James G. Steckart...........................................          0         *
K. David Belt...............................................    312,868(9)      1.8%
Tracy Schrader..............................................          0         *
All directors and executive officers as a group (8
  persons)..................................................  5,089,519        29.8%(10)

---------------

 *   Less than 1%.
 (1) Unless specifically noted, the address for the above shareholders is 714 E. Kimbrough Street, Mesquite, Texas 75149.
 (2) Based on 16,962,921 shares of Common Stock outstanding as of March 5, 1998 plus, for each individual, the number of shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days.
 (3) George D. Johnson, Jr. is the Chairman of the Board of Directors of the Company. His address is 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301.
 (4) Represents shares owned by GDJ, Jr. Investments Limited Partnership for which Daniel C. Breeden, Jr. shares voting and investment power.
 (5) Michael D. Walts' address is 1736 East Main Street, New Albany, Indiana 47150.
 (6) Represents 38,477 shares of Common Stock issuable upon exercise of outstanding stock options.
 (7) Includes 16,881 shares of Common Stock issuable upon exercise of outstanding stock options. Includes 44,897 shares owned by C&J Investing Partners. Mr. Rainey is co-trustee of the two trusts that are the partners of C&J Investing Partners, and he is a general partner in the partnership (as to which he shares voting and investment authority with the other general partner). Mr. Rainey disclaims beneficial ownership of these shares.
 (8) Includes 16,881 shares of Common Stock issuable upon exercise of outstanding stock options.
 (9) Includes 112,243 shares of Common Stock owned by the Billy W. White, Sr. Annuity Trust and 112,243 shares of Common Stock held by the Lillie B. White Annuity Trust, for which Mr. Belt's wife, Debra Belt, shares voting and investment power. Includes 21,034 shares of Common Stock issuable upon exercise of outstanding stock options.
(10) The percentage of shares owned by all directors and officers as a group is based on the applicable number of shares of Common Stock outstanding plus 93,273 shares of Common Stock that may be acquired by such officers and directors upon the exercise of stock options exercisable within 60 days.

                        DESCRIPTION OF ALRENCO CAPITAL STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock. As of the close of business on March 5, 1998 there were 16,962,921 shares of Common Stock outstanding. There are no shares of the Company Preferred Stock outstanding. The Company has reserved 2,168,079 shares of its authorized Common Stock for issuance from time to time pursuant to the 1998 Alrenco Plan, the 1995 Alrenco Plan and the Prior RTO Plans. Except for additional options to be issued under the RTO Director Plan, the Company will only issue options in the future under the 1998 Alrenco Plan. The following description of the capital stock of the Company is qualified in its entirety by reference to the Articles and the Bylaws, which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each Shareholder is entitled to one vote per share on all matters submitted to a vote of Shareholders. Shareholders do not have cumulative voting rights. Holders of Common Stock will be entitled to receive such dividends and other distributions as may be declared by the Alrenco Board out of funds legally available therefor. See "Summary -- Market Prices and Dividends." In the event of the liquidation, dissolution or winding-up of affairs of the Company, holders of Common Stock will be entitled to share ratably in all assets of the Company remaining after payment or provision for payment of all debts, liabilities and preferences, if any. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. The shares of Common Stock are not redeemable.

PREFERRED STOCK

     The Alrenco Board may, without further action by the Shareholders, designate and issue from time to time up to 10,000,000 shares of the Preferred Stock in one or more series and fix the rights and preferences thereof, including voting rights, dividend rights and rates, redemption rights, liquidation rights, conversion rights, and any other designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof not inconsistent with the Articles or the IBCL. Such Preferred Stock could rank prior to the Common Stock with respect to dividend rights and rights upon liquidation and could have rights which would dilute the voting power of the Common Stock. Shares of the Preferred Stock may also be issued to deter or delay an attempted takeover of the Company that may be opposed by management of the Company. The Company currently has no plans to issue any Preferred Stock.

CERTAIN ANTI-TAKEOVER MATTERS

     Certain provisions of the Articles and the Bylaws concern matters of corporate governance and the rights of shareholders. These provisions, as well as the IBCL and the ability of the Alrenco Board to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Alrenco Board (including takeovers which Shareholders may deem to be in their best interests). These provisions and the ability of the Alrenco Board to issue the Preferred Stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by the Shareholders, even if such removal or assumption would be beneficial to the Shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if a transaction or contest could be favorable to interests of the Shareholders, and could potentially depress the market price of the Common Stock. The Alrenco Board believes that these provisions are appropriate to protect the interests of the Company and the Shareholders. The Alrenco Board has no present plans to adopt any other measures or provisions which may be deemed to have an anti-takeover effect.

     Classification of Directors. Article VI of the Articles provides for the classification of the Alrenco Board into three classes, each class to consist, as nearly as possible, of one-third of the number of directors constituting the entire Board, as determined in the Bylaws. Following their initial terms each class will be elected for a three-year term. Beginning with the 1996 annual meeting, one class will be elected each year with the terms of each class expiring in successive years. Article VI is intended to ensure continuity of Board membership and impede the ability of a third party to make sudden changes in directors through a proxy contest or the acquisition of a substantial stock interest.

     Removal of Directors. Article VI of the Articles provides that the directors can be removed from that position only for cause. "Cause" means a director's participation in any transaction in which his or her financial interests conflict with those of the Company or the Shareholders; any act or omission not in good faith or involving intentional misconduct or violation of law; or the participation by a director in any transaction from which he or she derived improper personal benefit. The purpose of this provision is to impose a more stringent standard generally for the removal of directors, and also to prevent a majority shareholder from circumventing the classified board structure by simply voting to remove directors without cause.

     Advance Notice Bylaw Provision. The Bylaws impose certain advance notice requirements on a Shareholder nominating a director or submitting a proposal to a shareholder meeting. This notice must be submitted to the Secretary of the Company between 60 and 90 days before a meeting, and must contain the information prescribed by the Bylaws.

     Amendment of the Company Articles. Under the Articles and the IBCL, amendments to the Articles must generally be approved by the Alrenco Board and by the holders of at least 67% of the outstanding shares voting thereon at a meeting of the Shareholders. Article VI of the Articles requires that any amendment or repeal of those provisions be approved by the Shareholders owning at least 80% of the total shares outstanding and entitled to vote generally in the election of directors, voting together as a single class. The requirement for an increased shareholder vote to amend Article VI is intended to prevent a shareholder that controls a majority of the voting shares (or possibly less than a majority) from avoiding the requirements of the classified board and removal of directors provisions discussed above by simply repealing such provisions.

INDIANA ANTI-TAKEOVER STATUTES

     Chapter 43 of the IBCL prohibits any business combination, such as a merger or consolidation between an Indiana corporation with shares of its stock registered under the federal securities laws or which makes an election under the IBCL, and an "interested shareholder" (which is defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of such Indiana corporation) for five years after the date on which such shareholder became an interested shareholder, unless the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This provision of the IBCL is effective even if all parties should subsequently decide that they wish to engage in the business combination. Chapter 42 of the IBCL contains a "control share acquisition" provision which effectively denies voting rights to shares of an "issuing public corporation" acquired in control share acquisitions unless the grant of such voting rights is approved by a majority vote of disinterested shareholders. An issuing public corporation is a corporation that (i) has 100 or more shareholders; (ii) has its principal place of business, its principal office or substantial assets within Indiana; and
(iii) either (a) more than 10% of its shareholders are Indiana residents, (b) more than 10% of its shares are owned by Indiana residents, or (c) 10,000 shareholders resident in Indiana. A control share acquisition is one by which a purchasing shareholder acquires more than one-fifth, one-third, or one-half of the voting power of the stock of the Indiana corporation whose stock is registered under the federal securities laws. In addition, if any person proposing to make or who has made "control share acquisitions" does not file an "acquiring person statement" with the issuing corporation or if the control shares are not accorded full voting rights by other shareholders, and if the articles of incorporation or by-laws of the corporation whose shares are acquired authorize such redemption, the acquired shares are subject to redemption by the corporation. Finally, if a control share acquisition should be made of a majority or more of the corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock being registered under the Registration Statement of which this Prospectus is a part will be passed upon for the Company by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The supplemental consolidated balance sheets of Alrenco, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 after restatement for the 1998 pooling of interests with RTO, Inc., included in Alrenco's Current Report on Form 8-K filed on March 5, 1998 and incorporated by reference in this Prospectus, have been incorporated herein in reliance (i) on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing and (ii) on the report of Grant Thornton LLP, independent certified public accountants, on the balance sheets of Alrenco, Inc. as of December 31, 1995 and 1996 and the related statements of earnings, stockholders equity and cash flows for each of the three years in the period ended December 31, 1996 prior to the restatement for the 1998 pooling of interests with RTO, Inc., given on the authority of that firm as experts in accounting and auditing. The report of Coopers & Lybrand L.L.P. incorporated herein makes reference to the report of Grant Thornton LLP.

     The financial statements of Alrenco included in Alrenco's Annual Report on Form 10-K for the year ended December 31, 1996, and of Fastway, Inc. included in Alrenco's Current Report on Form 8-K/A filed March 14, 1997, all as incorporated herein by reference, have been audited by the following firms, as stated in their reports thereon included in Alrenco's Annual Report on Form 10-K for the year ended December 31, 1996, and Alrenco's Current Report on Form 8-K/A filed on March 14, 1997 and incorporated herein by reference: (i) the financial statements of Alrenco as of December 31, 1994, 1995 and 1996 and for the years then ended, have been audited by Grant Thornton LLP, independent certified public accountants; and (ii) the financial statements of Fastway, Inc. as of August 31, 1996, and for the year then ended, have been audited by Travis Wolff & Company, L.L.P., independent certified public accountants. All such financial statements have been incorporated herein in reliance on such reports given upon the authority of said firms as experts in accounting and auditing.

     Welenken Himmelfarb & Inc. served as the Company's independent accountants from its inception in 1980 to 1995. On September 28, 1995, the Company engaged Grant Thornton LLP to replace Welenken Himmelfarb & Inc. as its independent accountants in preparation for its initial public offering. Upon the engagement of Grant Thornton LLP, the Company dismissed Welenken Himmelfarb & Inc. as its independent accountants. The Board of Directors ratified the engagement of Grant Thornton LLP as the Company's new independent accountants in November 1995. During the period Welenken Himmelfarb & Inc. was engaged by the Company, there were no disagreements between them and the Company on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and no reportable events relating to the relationship between the Company and Welenken Himmelfarb & Co.

     On February 26, 1998, immediately following the RTO Merger, the Alrenco Board of Directors of Alrenco replaced Grant Thornton LLP as the principal independent auditor of Alrenco. Effective February 26, 1998, Coopers and Lybrand L.L.P., previously the principal independent auditor for RTO, was engaged by Alrenco to serve as the independent auditor of Alrenco's financial statements for the 1998 fiscal year. Grant Thornton LLP will continue to serve as the independent auditor with respect to Alrenco's financial statements for the fiscal year ended December 31, 1997. Neither of the reports of Grant Thornton LLP on the financial statements of Alrenco for the fiscal years ended December 31, 1995 and 1996 contained an adverse opinion or a disclaimer of an opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. The report of Grant Thornton LLP with respect to the fiscal year ended December 31, 1997 has not yet been issued, but Grant Thornton LLP has informed Alrenco that such report will not contain an adverse opinion or a disclaimer of an opinion, nor will such report be qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 1997, and during the interim periods preceding February 26, 1998, (i) there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and (ii) there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K).

     The financial statements of RTO, Action and B&L Concepts, Inc. included in the Company's Registration Statement on Form S-4 (SEC File No. 333-44451) and incorporated by reference herein have been audited by the following firms, as stated in their reports included in such Registration Statement on Form S-4: (i) the financial statements of RTO as of and for the three years ended December 31, 1996 and the financial statements of Action as of and for the seven months ended July 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants; and (ii) the financial statements of Action as of and for the years ended December 31, 1994 and 1995, and the financial statements of B&L Concepts, Inc. as of and for the years ended December 23, 1995 and December 28, 1996 have been audited by Ernst & Young LLP, independent auditors. All such financial statements have been incorporated herein in reliance on such reports given upon the authority of said firms as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Chapter 37 of the Indiana Business Corporation Law empowers an Indiana corporation to indemnify an individual (including his estate or personal representative) who was, is or is threatened to be made a named defendant or respondent in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; (ii) he reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and, in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had (A) reasonable cause to believe his conduct was lawful, or (B) no reasonable cause to believe his conduct was unlawful. Indemnification may be made against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including counsel fees) incurred with respect to a proceeding. Pursuant to Chapter 37, a corporation may pay for or reimburse the reasonable expenses incurred by a director in advance pay for or reimburse the reasonable expenses incurred by a director in advance of final disposition of the proceeding if (i) the director affirms to the corporation in writing his good faith belief that he has met the standard of conduct required for indemnification; (ii) the director undertakes the personal obligation to repay such advance upon an ultimate determination that he failed to meet such standard of conduct; and (iii) the corporation determines that the facts then known to those making the determination would not preclude indemnification.

     Unless limited by the articles of incorporation, a director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation is entitled to indemnification against reasonable expenses incurred by him in connection with the proceeding. Unless limited by its articles of incorporation, an Indiana corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent that it may indemnify and advance expenses to directors. An officer of the corporation is also entitled to mandatory indemnification to the same extent as a director.

     The indemnification provided by or granted pursuant to Chapter 37 is not exclusive of any rights to which those seeking indemnification may otherwise be entitled. Chapter 37 empowers an Indiana corporation to purchase and maintain insurance on behalf of its directors, officers, employees or agents against liability asserted against or incurred by the individuals in those capacities, whether or not the corporation would have the power under Chapter 37 to indemnify them against such liability. The Registrant has purchased and maintains directors' and officers' liability insurance. The Registrant has also entered into an agreement with Michael D. Walts, a director of the Registrant, which requires the Registrant to indemnify the director to the fullest extent permitted by Indiana law.

     The Registrant's Amended and Restated Articles of Incorporation and Amended and Restated Code of Bylaws require the Registrant to indemnify its directors to the fullest extent permitted by applicable state or federal laws. The Bylaws further permit the Registrant to indemnify its officers to the same extent that it indemnifies directors and to such further extent, consistent with law, as may be provided by general or specific action of the Board of Directors, or contract.

     Pursuant to the terms of the RTO Merger Agreement, the Registrant is required to keep in effect provisions of its Articles of Incorporation and Bylaws providing for indemnification of directors and officers to the fullest extent permitted under applicable law and is prohibited from amending such provisions except as may be required by applicable law or except to make changes permitted by law that would enlarge the indemnified parties' indemnification rights. The Registrant is also obligated to maintain in effect for a period of at least six years following the effective time of the RTO Merger directors' and officers' liability insurance providing at least the same coverage as, and containing terms and conditions which are no less favorable than, the insurance policies maintained by the Registrant as of the date of the RTO Merger Agreement.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits.

     The following exhibits are filed as part of this registration statement:

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  2.1      --  Agreement and Plan of Merger, dated as of September 28,
               1997, by and between Alrenco, Inc. and RTO, Inc., as amended
               (incorporated herein by reference to Exhibit 2 to
               Registrant's Current Report on Form 8-K filed on October 9,
               1997 (File No. 0-27490) and to Exhibit 2.1 to Registrant's
               Current Report on Form 8-K filed on March 5, 1998)
  2.2      --  Stock Purchase Agreement dated July 31, 1996 by and between
               RTO, Inc. and Action TV & Appliance Rental, Inc.
  2.3      --  Asset Purchase Agreement dated January 7, 1997 among Action
               Rent-to-Own of Florida, Inc., B&L Concepts, Inc., Bill Ogle
               and Larry Sutton
  3.1      --  Amended and Restated Articles of Incorporation of the
               Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on
               March 5, 1998)
  3.3      --  Amended and Restated Code of Bylaws of the Registrant
               (incorporated herein by reference to Exhibit 3.2 to the
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
  4.1      --  Specimen Stock Certificate (incorporated herein by reference to exhibits filed with the Registrant's Registration
               Statement on Form S-1 (File No. 33-99438) filed under the
               Securities Act of 1933)
  5.1      --  Opinion of King & Spalding
 10.1      --  Noncompetition and Consulting Agreement between the
               Registrant and Michael D. Walts dated February 26, 1998
               (incorporated herein by reference to Exhibit 10.1 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.2      --  Revolving Credit Agreement dated February 26, 1998, between the Registrant and Comerica Bank (incorporated herein by
               reference to Exhibit 10.2 to Registrant's Current Report on
               Form 8-K filed on March 5, 1998)
 10.3      --  Guaranty Agreement dated as of February 26, 1998
               (incorporated herein by reference to Exhibit 10.3 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.4      --  Security Agreement dated as of February 26, 1998
               (incorporated herein by reference to Exhibit 10.4 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.5      --  Pledge Agreement of Alrenco, Inc. dated as of February 26,
               1998 (incorporated herein by reference to Exhibit 10.5 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.6      --  Pledge Agreement of RTO Holding Co., Inc. dated February 26,
               1998 (incorporated herein by reference to Exhibit 10.6 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.7      --  Lease Agreement dated as of January 1, 1995 between the
               Registrant and Kentuckiana Outfitting Company as amended
               (incorporated herein by reference to exhibits filed with the
               Registrant's registration statement on Form S-1 (File No.
               33-99438) filed under the Securities Act of 1933)
 10.8      --  Lease Agreement dated as of January 1, 1995 between the
               Registrant and Kentuckiana Outfitting Company as amended
               (incorporated herein by reference to exhibits filed with the
               Registrant's registration statement on Form S-1 (File No.
               33-99438) filed under the Securities Act of 1933)
 10.9      --  Life Insurance Policy for Michael D. Walts (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 10.10*    --  Alrenco 1998 Stock Incentive Plan
 10.11     --  Alrenco 1995 Stock Incentive Plan (incorporated herein by reference to exhibits filed with the Registrant's
               registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.12     --  RTO, Inc. 1996 Employee Stock Option Plan
 10.13     --  RTO, Inc. 1996 Stock Option Plan for Non-Employee Directors
 10.14     --  The Registrant's 401(k) Salary Reduction Plan (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.15     --  Form of Director Indemnification Agreement (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.16     --  Lease Agreement dated January 1, 1993 by and between Billy
               W. White dba White Property Co. #2 and Action TV & Appliance
               Rental, Inc., as amended
 10.17     --  Lease Agreement dated June 1, 1992 by and between Bill White and Action TV & Appliance Rental, Inc.
 10.18     --  Shopping Center Lease dated May 1, 1996 by and between White
               Property Co. No. 2, Ltd. and Action TV & Appliance Rental,
               Inc.
 10.19     --  Aircraft Dry Lease dated April 8, 1997 by and between
               Wyoming Associates, Inc. and RTO, Inc.
 10.20     --  Aircraft Dry Lease dated April 8, 1997 by and between
               Wyoming Associates, Inc. and RTO, Inc.
 16.1      --  Letter of Grant Thornton LLP
 23.1      --  Consent of Grant Thornton LLP
 23.2      --  Consent of Travis, Wolff & Company, L.L.P.
 23.5      --  Consent of Coopers & Lybrand L.L.P.
 23.6      --  Consent of Ernst & Young LLP
 23.7      --  Consent of King & Spalding (included in Exhibit 5.1)
 24.1      --  Powers of Attorney (included in the signature page of this
               Registration Statement)

---------------

* To be filed by amendment.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) purports to meet the requirement s of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the city of Mesquite, state of Texas, on March 6, 1998.

                                          ALRENCO, INC.


                                          By:  /s/ K. DAVID BEL
                                             ----------------------------------
                                                       K. David Belt
                                             Chief Financial Officer, Treasurer
                                                   and Assistant Secretary

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Alrenco, Inc., do hereby constitute and appoint George D. Johnson, Jr., Billy W. White, Sr. and K. David Belt, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on March 6, 1998:

                       SIGNATURE                                             TITLE
                       ---------                                             -----

               /s/ GEORGE D. JOHNSON, JR.                 Chairman of the Board of Directors
--------------------------------------------------------
                 George D. Johnson, Jr.

                /s/ BILLY W. WHITE, SR.                   President, Chief Executive Officer and
--------------------------------------------------------  Director (Principal Executive Officer)
                  Billy W. White, Sr.

                   /s/ K. DAVID BELT                      Chief Financial Officer, Treasurer and
--------------------------------------------------------  Assistant Secretary (Principal Financial and
                     K. David Belt                        Accounting Officer)

               /s/ EDWARD W. PHIFER, III                  Director
--------------------------------------------------------
                 Edward W. Phifer, III

                   /s/ JOHN S. RAINEY                     Director
--------------------------------------------------------
                     John S. Rainey

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  2.1      --  Agreement and Plan of Merger, dated as of September 28,
               1997, by and between Alrenco, Inc. and RTO, Inc., as amended
               (incorporated herein by reference to Exhibit 2 to
               Registrant's Current Report on Form 8-K filed on October 9,
               1997 (File No. 0-27490) and to Exhibit 2.1 to Registrant's
               Current Report on Form 8-K filed on March 5, 1998)
  2.2      --  Stock Purchase Agreement dated July 31, 1996 by and between
               RTO, Inc. and Action TV & Appliance Rental, Inc.
  2.3      --  Asset Purchase Agreement dated January 7, 1997 among Action
               Rent-to-Own of Florida, Inc., B&L Concepts, Inc., Bill Ogle
               and Larry Sutton
  3.1      --  Amended and Restated Articles of Incorporation of the
               Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on
               March 5, 1998)
  3.3      --  Amended and Restated Code of Bylaws of the Registrant
               (incorporated herein by reference to Exhibit 3.2 to the
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
  4.1      --  Specimen Stock Certificate (incorporated herein by reference to exhibits filed with the Registrant's Registration
               Statement on Form S-1 (File No. 33-99438) filed under the
               Securities Act of 1933)
  5.1      --  Opinion of King & Spalding
 10.1      --  Noncompetition and Consulting Agreement between the
               Registrant and Michael D. Walts dated February 26, 1998
               (incorporated herein by reference to Exhibit 10.1 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.2      --  Revolving Credit Agreement dated February 26, 1998, between the Registrant and Comerica Bank (incorporated herein by
               reference to Exhibit 10.2 to Registrant's Current Report on
               Form 8-K filed on March 5, 1998)
 10.3      --  Guaranty Agreement dated as of February 26, 1998
               (incorporated herein by reference to Exhibit 10.3 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.4      --  Security Agreement dated as of February 26, 1998
               (incorporated herein by reference to Exhibit 10.4 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.5      --  Pledge Agreement of Alrenco, Inc. dated as of February 26,
               1998 (incorporated herein by reference to Exhibit 10.5 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.6      --  Pledge Agreement of RTO Holding Co., Inc. dated February 26,
               1998 (incorporated herein by reference to Exhibit 10.6 to
               Registrant's Current Report on Form 8-K filed on March 5,
               1998)
 10.7      --  Lease Agreement dated as of January 1, 1995 between the
               Registrant and Kentuckiana Outfitting Company as amended
               (incorporated herein by reference to exhibits filed with the
               Registrant's registration statement on Form S-1 (File No.
               33-99438) filed under the Securities Act of 1933)
 10.8      --  Lease Agreement dated as of January 1, 1995 between the
               Registrant and Kentuckiana Outfitting Company as amended
               (incorporated herein by reference to exhibits filed with the
               Registrant's registration statement on Form S-1 (File No.
               33-99438) filed under the Securities Act of 1933)
 10.9      --  Life Insurance Policy for Michael D. Walts (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.10*    --  Alrenco 1998 Stock Incentive Plan

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 10.11     --  Alrenco 1995 Stock Incentive Plan (incorporated herein by reference to exhibits filed with the Registrant's
               registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.12     --  RTO, Inc. 1996 Employee Stock Option Plan
 10.13     --  RTO, Inc. 1996 Stock Option Plan for Non-Employee Directors
 10.14     --  The Registrant's 401(k) Salary Reduction Plan (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.15     --  Form of Director Indemnification Agreement (incorporated herein by reference to exhibits filed with the Registrant's registration statement on Form S-1 (File No. 33-99438) filed under the Securities Act of 1933)
 10.16     --  Lease Agreement dated January 1, 1993 by and between Billy
               W. White dba White Property Co. #2 and Action TV & Appliance
               Rental, Inc., as amended
 10.17     --  Lease Agreement dated June 1, 1992 by and between Bill White and Action TV & Appliance Rental, Inc.
 10.18     --  Shopping Center Lease dated May 1, 1996 by and between White
               Property Co. No. 2, Ltd. and Action TV & Appliance Rental,
               Inc.
 10.19     --  Aircraft Dry Lease dated April 8, 1997 by and between
               Wyoming Associates, Inc. and RTO, Inc.
 10.20     --  Aircraft Dry Lease dated April 8, 1997 by and between
               Wyoming Associates, Inc. and RTO, Inc.
 16.1      --  Letter of Grant Thornton LLP
 23.1      --  Consent of Grant Thornton LLP
 23.2      --  Consent of Travis, Wolff & Company, L.L.P.
 23.5      --  Consent of Coopers & Lybrand L.L.P.
 23.6      --  Consent of Ernst & Young LLP
 23.7      --  Consent of King & Spalding (included in Exhibit 5.1)
 24.1      --  Powers of Attorney (included in the signature page of this
               Registration Statement)

---------------

* To be filed by amendment.